Form 20-F
period 2021-12-31
Orphazyme A/S
filed 2022-06-28
CIK 1764791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

The Kingdom of Denmark

(Jurisdiction of incorporation or organization)

Ole Maaløes Vej 3, DK-2200

Copenhagen N

Denmark

(Address of principal executive offices)

Anders Fink Vadsholt

Chief Executive Officer and Chief Financial Officer

Orphazyme A/S

Ole Maaløes Vej 3, DK-2200

Copenhagen N

Denmark

Tel: (+45) 28 98 90 55

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Ordinary shares, nominal value DKK 1 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

34,952,241 Ordinary Shares (including shares underlying American Depositary Shares)

19,886,184 American Depositary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐           Accelerated filer  ☐           Non-accelerated filer  ☒
Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☒    No  ☐

i

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

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2021 Form 20-F of Orphazyme A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2021 (hereafter “Annual Report 2021”). Therefore, the information in this Form 20-F should be read in conjunction with the Annual Report 2021 (see Exhibit 15.1), which was furnished to the SEC on Form 6-K on June 9, 2022.

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

All references in this Annual Report on Form 20-F to “$” are to U.S. dollars (USD), to “DKK” are to Danish kroner and to “€” are to the Euro. Except with respect to U.S. dollar amounts presented as contractual terms, amounts denominated in U.S. dollars when received or paid and unless otherwise indicated, certain Danish kroner amounts contained in this Annual Report on Form 20-F have been translated into U.S. dollars at the rate of $1.00 to DKK 6.5704, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021. Except with respect to Euro amounts presented as contractual terms, amounts denominated in Euros when received or paid and unless otherwise indicated, Danish kroner amounts have been translated into Euros at the rate of €1.00 to DKK 7.4364, which was the closing rate of the European Central Bank on December 31, 2021. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars or Euros at that or any other exchange rate as of that or any other rate. We have made rounding adjustments to some of the figures included in this Annual Report on Form 20-F. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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

As of the date of this Annual Report on Form 20-F, two-thirds of the members of the board of directors reside in other jurisdictions outside of Denmark and the United States and the one member of our executive management named herein is a resident of Denmark. A substantial portion of ours and such persons’ assets are located in Denmark or other jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or us with respect to litigation that may arise under U.S. law or to enforce against them or our company judgments obtained in U.S. courts, whether or not such judgments were made pursuant to civil liability provisions of the federal or state securities laws of the United States or any other laws of the United States.

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

You can identify some of these forward-looking statements by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our estimates regarding future financial results and condition;
•	our ability to retain qualified employees, consultants and key personnel;
•	the outcome of the class action lawsuit filed against Orphazyme A/S;
•	the impact of the COVID-19 pandemic on our business and operations;
•	our exposure to scrutiny as a U.S. public company; and
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and qualify as a foreign private issuer.

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

IMPORTANT NOTICE REGARDING DELISTING AND TERMINATION OF AMERICAN DEPOSITARY SHARES

In March 2022, we voluntary delisted ADSs representing our ordinary shares from the Nasdaq Global Select Market in the United States, which became effective March 31, 2022.

The Bank of New York Mellon, serves as depositary, or the Depositary, for our American Depositary Share, or ADS, facility. Each ADS represents one of our ordinary shares. The Depositary has announced that it will terminate the Deposit Agreement, dated September 28, 2020 among us, the Depositary, and owners and holders of ADSs effective at 5:00 PM (Eastern Time) on July 6, 2022. Under the terms of the Deposit Agreement, ADS holders have until at least July 11, 2022 to surrender ADSs for delivery of the underlying ordinary shares. ADS holders who surrender ADSs for delivery of the underlying shares must pay a cable fee of $17.50, a cancellation fee of up to $0.05 per ADS surrendered and any applicable U.S. or local taxes or governmental charges. Subsequent to July 11, 2022, the Depositary may attempt to sell the underlying shares.  If the Depositary has sold such shares, holders of ADSs must surrender such securities in order to obtain payment of the sale proceeds of the underlying ordinary shares, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS. To surrender ADSs, the address of the Depositary is: The Bank of New York Mellon, 240 Greenwich Street, Depositary Receipts Division – 8th Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADSs to the Depositary. For Settlement specific inquiries, please contact DRsettlements@bnymellon.com.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors.

Investing in our ordinary shares and ADSs involves a high degree of risk. You should carefully consider the risks described below, and all other information contained in or incorporated by reference in this Annual Report on Form 20-F, including our Audited Consolidated Financial Statements before making an investment decision regarding our securities. The occurrence of any of the events or developments described below could harm our business and financial condition. If any of the following risks actually occurs, our business, cash flows, financial condition and/or prospects could suffer materially. In such event, the price of the ordinary shares and ADSs could decline, which would cause you to lose all or part of your investment.

Risk Factors Summary

Recent Developments

In March 2022, we voluntary delisted ADSs representing our ordinary shares from the Nasdaq Global Select Market in the United States, which became effective March 31, 2022. On May 31, 2022, we completed the sale of substantially all of the Company’s assets and business activities to KemPharm Denmark A/S (KemPharm), a wholly owned subsidiary of KemPharm Inc., a specialty pharmaceutical company focused on the discovery and development of novel treatments for rare central nervous system diseases, and KemPharm retained all of Orphazyme’s remaining Danish employees. As of the date of publication of this Annual Report on Form 20-F, we have limited ongoing operational business activities and only two employees. The Bank of New York Mellon, which serves as depositary for our ADS facility has announced that it will terminate the Deposit Agreement governing the ADSs effective at 5:00 PM (Eastern Time) on July 6, 2022.

Our business is subject to a number of risks and uncertainties, including those risks discussed at-length below this summary.  These risks include, among others, the following:

Risks Related to our Financial Position and Limited Business Activities

•	We have limited operating business activities and only two employees. As such our future business prospects are uncertain.
•	We may become subject to claims in connection with past asset disposals.
•	We may choose to wind down our business, which may result in additional costs.

Risks Related to Employees, Key Personnel and Third-Party vendors

•	We rely on our CEO/CFO to operate our business.

Risks Related to Our Securities

•

The company has voluntarily requested to delisted its ADSs from Nasdaq Global Select Market in the U.S., and the ADSs are not listed for trading on any other national securities exchange in the United States, which could cause the ADSs to lose some or all of their value.

•	The ADS Facility will be terminated on July 6, 2022, which will present costs and risks to ADS holders.
•	We intend to deregister the ordinary shares under the Exchange Act in March 2023, following which we would no longer be required to file periodic reports with the SEC thereunder.
•	The trading price of our equity securities may be volatile due to factors beyond our control.
•

Investors should be aware that the rights provided to our shareholders and holders of ADSs under Danish corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

•

As a result of material weaknesses, management concluded that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2021. Therefore, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

General Risk Factors

•	We are subject to securities litigation, which is expensive and could divert management’s attention.

Risks Related to our Financial Position and Limited Business Activities

On May 31, 2022 we completed the sale of substantially all of the Company’s assets and business activities to KemPharm Denmark A/S, a wholly owned subsidiary of KemPharm Inc. We now have limited ongoing operational business activities and only two employees.

Until recently, Orphazyme was a biopharmaceutical company involved in the research and development of novel therapeutics for the treatment of neurodegenerative rare diseases. In May 2022, we announced that we had signed an agreement to sell substantially all of the Company’s assets and business activities, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program, to KemPharm Denmark A/S (“KemPharm”), a wholly owned subsidiary of KemPharm Inc. for a total of USD 12.8 million in cash and assumed liabilities estimated to equal approximately USD 5.2 million (the “Sale of Assets”). KemPharm is a specialty pharmaceutical company focused on the discovery and development of novel treatments for rare central nervous system diseases. As we have limited ongoing operational business activities and only two employees our future business prospects are uncertain.

We may become subject to claims in connection with past asset disposals.

In May 2022, we sold substantially all of our assets and business activities to KemPharm on an “as-is” basis and we have not given any substantial representations or warranties in favor of KemPharm. While we are not aware of any outstanding matters that would reasonably form a basis for a claim related to the Sale of Assets, if we become subject to liability based upon our contractual obligations to KemPharm or otherwise, it could have a material adverse effect on our financial position.

We may choose to wind down our business, which may result in additional costs.

We may liquidate and distribute remaining cash to shareholders, after satisfaction of any obligations. We would incur third party costs associated with any distribution which would further limit funds to shareholders. There would be significant costs associated with winding down, such as separation of employees, and termination of contracts, and there could be taxes payable, all of which will further reduce the cash resources available.

Our business could be adversely affected by the effects of health epidemics, including those related to the ongoing COVID-19 pandemic.

While a limited risk given that substantially all of our assets and business activities have been sold and we have limited ongoing operational business activities, our business could adversely affected by health epidemics. In particular, ongoing constraints associated with the COVID-19 pandemic have had, and are expected to continue to have, a significant impact on businesses and commerce worldwide, including as a result of future worker shortages; supply chain disruptions; suspensions among facilities and production across a variety of industries; and fluctuating demand for certain goods and services. While vaccines have been approved and are being deployed, the timing and likelihood of achieving widespread global vaccination remains uncertain, and the vaccines may be less effective against new variants, potentially leading to the reimpositions of restrictions in an effort to mitigate risks to public health, especially as more infectious variants of the virus emerge for a prolonged period of time, further delaying the return of the global economy to pre-pandemic levels.

At this time, there is no material impact directly related to the COVID-19 pandemic on our consolidated financial statements, including the judgements and estimates applied. The ultimate impact of the COVID-19 pandemic or impacts from any other health epidemic are highly uncertain. The current pandemic and its resulting impacts on our business or the global economy as a whole remain subject to change and could have a material impact on our limited operations. To the extent the pandemic adversely affects our business, cash flows, financial condition and/or prospects, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Related to Our Employees, Key Personnel and our Dependence on Third Parties

We rely on our CEO/CFO to operate our business.

We rely on the efforts of our Chief Executive Officer and Chief Financial Officer, Anders Vadsholt, to operate our business. The loss of Mr. Vadsholt could require us to incur additional costs to recruit replacements, which could have a material adverse effect on our business. While we have entered into an employment agreement with Mr. Vadsholt, we can make no assurances that he will continue to be employed by us.

There are measures in our employment contracts designed to give us time and flexibility to seek alternative solutions in the event of an executive departure. Mr. Vadsholt has an employment agreement which includes a six month notice period if Mr. Vadsholt wishes to end his employment with us, and we can terminate his employment by giving 12 months’ notice.

We engage a number of third-party suppliers and service providers to supply critical services, such as IT services. Disruptions to the business, financial stability or operations of these suppliers and service providers, including due to strikes, labor disputes or other disruptions to the workforce, for instance, if, as a result of COVID-19, employees are not able to come to work, or to their willingness and ability to produce or deliver such products or provide such services in a manner that satisfies the requirements put forth by the authorities, or in a manner that satisfies our own requirements, this could adversely affect our business, cash flows, financial condition and/or prospects. If these suppliers and service providers were unable or unwilling to continue to provide their products or services in the manner expected, or at all, we could encounter difficulty finding alternative suppliers. Even if we are able to secure appropriate alternative suppliers in a timely manner, costs for such products or services could increase significantly. Any of these events could adversely affect our business, cash flows, financial condition and/or prospects.

Risks Related to Legal and Regulatory Compliance Matters

We are subject to risks related to data privacy concerns, cyber security breaches and failure to comply with laws, regulations, standards, and contracts relating to data privacy and security.

We are subject to evolving data protection laws, privacy and security requirements and other regulatory restrictions in the various jurisdictions in which we operate. These laws are subject to differing interpretations and may be inconsistent among jurisdictions, and guidance on implementation and compliance practices are often updated or otherwise revised, which adds to the complexity of processing personal information. During the course of our business, we come in to the possession of sensitive personal data and may store or process such information outside the country in which it was collected. This information needs to be handled by us in compliance with such obligations. These and other obligations could require us or our partners to incur additional costs to achieve compliance, limit our competitiveness, necessitate the acceptance of more onerous obligations in our contracts, restrict our ability to use, store, transfer, and process data, impact our or our partners’ ability to process or use data in order to support the provision of our products or services, affect our or our partners’ ability to offer our products and services or operate in certain locations, result in increased expenses, reduce overall demand for our products and services and make it more difficult to meet expectations of or commitments to customers or collaborators.

Furthermore, our failure to keep apprised of, and comply with, privacy, data use and security laws, standards and regulations, including, for instance, unauthorized disclosure of, or access to, data, could result in the suspension or revocation of our approvals or registrations, the limitation, suspension or termination of services or the imposition of administrative, civil or criminal penalties, including fines. For example, under the EU General Data Protection Regulation that entered into force in May 25, 2018, fines may be as high as 20 million Euros or 4% of the annual worldwide revenue, whichever is higher, for certain infringements. Laws such as the GDPR and EU member state laws may also apply to health-related and other personal information that we process. These laws impose strict obligations on the ability to process health-related and other personal information of data subjects in the European Union and the United Kingdom, including, among other things, standards relating to the privacy and security of personal data, which require the adoption of administrative, physical and technical safeguards designed to protect such information. These laws may affect our use, collection, analysis, and transfer (including cross-border transfer) of such personal information. These laws include several requirements relating to transparency requirements related to communications with data subjects regarding the processing of their personal data, obtaining the consent of the individuals to whom the personal data relates, limitations on data processing, establishing a legal basis for processing, notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects, the security and confidentiality of the personal data and various rights that data subjects may exercise. The GDPR prohibits the transfer, without an appropriate legal basis, of personal data to countries outside of the European Economic Area, or EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland and the United Kingdom has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, uncertainty about compliance with EU data protection laws remains and such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop, and market our products and services. For example, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the invalidated EU-U.S. and Swiss-U.S. Privacy Shield Frameworks. Additionally, other countries have passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data. Further, the UK’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. The Data Protection Act 2018, that “implements” and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom. The EU Commission issued an adequacy decision approving the United Kingdom as an adequate country in accordance with GDPR art. 45, provided significant changes are not made to UK law on data protection. We may, however, incur liabilities, expenses, costs, and other operational losses under GDPR and applicable EU Member States and the United Kingdom privacy laws in connection with any measures we take to comply with them.

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

Despite the implementation of security measures, our internal computer systems and those of any third-party contractors and consultants that we may employ are vulnerable to damage from computer viruses, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of pre-clinical studies or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any such disruption results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidate, or inappropriate disclosure or theft of confidential or proprietary information, we could incur liabilities, our competitive position could be harmed and the further development of our product candidates could be delayed.

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

We do not carry insurance for all categories of risk that our business may encounter. Although we have product liability and clinical study liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, results of operations, cash flows, financial condition and/or prospects. As a result of the Sale of Assets to KemPharm, certain of our clinical study and product related liability insurances will be transferred to KemPharm. Further, we have terminated our cyber security insurance due to our limited operating activities and employees.

Risks Related to Our Securities and our Foreign Private Issuer Status

The company has voluntarily delisted its ADSs from Nasdaq Global Select Market in the U.S., and the ADSs are not listed for trading on any other national securities exchange in the United States, which could cause the ADSs to lose some or all of their value.

The company has voluntarily delisted its ADSs from Nasdaq and the ADSs are not listed for trading on any other national securities exchange in the United States, which could cause the ADSs to lose some or all of their value. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at the time that they would like to sell such securities or to sell them at all.

The ADS Facility will be terminated on July 6, 2022, which will present costs and risks to ADS holders.

The Bank of New York Mellon, which serves as Depositary for our ADS program, has announced that it will terminate the Deposit Agreement, dated September 28, 2020 among us, the Depositary, and owners and holders of ADSs effective at 5:00 PM (Eastern Time) on July 6, 2022. Under the terms of the Deposit Agreement, ADS holders have until at least July 11, 2022 to surrender ADSs for delivery of the underlying ordinary shares. ADS holders who surrender ADSs for delivery of the underlying shares must pay a cable fee of $17.50, a cancellation fee of up to $0.05 per ADS surrendered and any applicable U.S. or local taxes or governmental charges. Subsequent to July 11, 2022, the Depositary may attempt to sell the underlying shares.  If the Depositary has sold such shares, holders of ADSs must surrender such securities in order to obtain payment of the sale proceeds of the underlying ordinary shares, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS. The termination of the ADS program presents costs and risks to ADS holders.

We intend to deregister the ordinary shares under the Exchange Act in March 2023, upon which our SEC reporting obligations will be suspended.

Although we have voluntarily delisted the ADSs representing our ordinary shares from the Nasdaq Global Select Market in the United States., which became effective March 31, 2022, we are required to continue our SEC reporting obligations until at least March 31, 2023, when we anticipate filing a Form 15F with the SEC to suspend our reporting obligations under the Exchange Act. At such time, we would cease to file periodic or current reports with the Commission, which would limit the information available to investors in the United States in order to evaluate an investment in our company.

The trading price of our equity securities may be volatile due to factors beyond our control.

The market prices of the ordinary shares or ADSs and shares may be volatile, particularly as the ADSs have been delisted from the Nasdaq Global Select Market and have not been listed on any other U.S. national securities exchange. The ADSs may trade over-the-counter in the United States, if they trade at all, although no assurance can be provided that an active market will develop therefor prior to the time that the ADS program will be terminated on July 6, 2022.

The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs or shares at or above the price originally paid for the security. The market price for the ordinary shares or ADSs and shares may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial condition and operating results;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•	commentary by investors and/or media on the prospects for our business, the ordinary shares or ADSs on the internet and/or social media and resulting in trading of our ordinary shares or ADSs;
•	unusual trading in our ordinary shares or ADSs or securities derivative thereof, including pursuant to naked, or uncovered, short positions;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	currency fluctuations;
•	additions or departures of key management, including our CEO/CFO, or members of the Board of Directors;
•	disputes or other developments related to proprietary rights, including patents, litigation matters, asset disposals, prior clinical development;
•	announcement or expectation of additional debt or equity financing efforts;
•	continuing uncertainty related to the ongoing COVID-19 pandemic;
•	issuances or sales of the ordinary shares or ADSs by us, our insiders or our other shareholders; and
•	general economic and market conditions.

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

We have never declared or paid any cash dividends on our shares, and we intend to retain all available funds and any future earnings to fund the development of our business. Therefore, you are not likely to receive any dividends on your ordinary shares or ADSs for the foreseeable future and the success of an investment in ordinary shares or ADSs will depend upon any future appreciation in their value. Consequently, investors may need to sell all or part of their holdings of ordinary shares or ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ordinary shares or ADSs will appreciate in value or even maintain the price at which our investors have purchased them. Investors seeking cash dividends should not purchase the ordinary shares or ADSs.

In addition, if we choose to pay dividends in the future, exchange rate fluctuations may affect the amount of Danish kroner that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Danish kroner, if any. Any dividends will generally be subject to Danish withholding tax. See “Item 10.E-Taxation - Material Danish

Income Tax Consequences” for a more detailed description of Danish taxes on dividends. These factors could harm the value of the ordinary shares or ADSs.

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

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs even for so long as the ADS program remains in existence.

The ADSs program will be terminated on July 6, 2022. Prior to such date, a holder of our ADSs is not treated as one of our shareholders and does not have shareholder rights. The depositary is the holder of the ordinary shares underlying ADSs. A holder of ADSs has contractual ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary.

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

Holders of ADSs may be subject to limitations on the transfer of ADSs and the withdrawal of the underlying ordinary shares for so long as the ADS program remains in existence and upon its termination.

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

The ADSs program will be terminated on July 6, 2022. Under the terms of the Deposit Agreement, ADS holders have until at least July 11, 2022 to surrender ADSs for delivery of the underlying ordinary shares. ADS holders who surrender ADSs for delivery of the underlying shares must pay a cable fee of $17.50, a cancellation fee of up to $0.05 per ADS surrendered and any applicable U.S. or local taxes or governmental charges. Subsequent to July 11, 2022, the Depositary may attempt to sell the underlying shares.  If the Depositary has sold such shares, holders of ADSs must surrender such securities in order to obtain payment of the sale proceeds of the underlying ordinary shares, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS. To surrender ADSs, the address of the Depositary is: The Bank of New York Mellon, 240 Greenwich Street, Depositary Receipts Division – 8th Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADSs to the Depositary. For Settlement specific inquiries, please contact DRsettlements@bnymellon.com.

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

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or Section 404(b), exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find the ordinary shares or ADSs less attractive because we may rely on these exemptions. If some investors find the ordinary shares or ADSs less attractive as a result, there may be a less active trading market for the ordinary shares or ADSs and the price of the ordinary shares or ADSs may be more volatile.

As a foreign private issuer, we rely on certain home country corporate governance practices.

We currently qualify as a foreign private issuer. As a result, we rely on home country governance requirements and certain exemptions thereunder. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and semi-annual reports on our website pursuant to the rules of Nasdaq Copenhagen and expect to file such financial reports with the SEC, we are not required to file periodic reports with the SEC as frequently or as promptly as U.S. public companies. Specifically, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

U.S. Holders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC.

Based on the composition of our income and valuation of our assets, including goodwill, and certain assumptions with respect to the characterization of our income as active or passive, we do not believe we were a PFIC for our taxable year ending June 30, 2021. There can be no assurance that the United States Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC for our taxable year ending June 30, 2021 or us becoming a PFIC for the current taxable year or any future taxable years. Our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year and our status may depend, in part, on how quickly we use our cash. Accordingly, there can be no assurance that we will not be considered a PFIC in the current year or for any future taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending June 30, 2021, and the current or any future taxable year. Under the U.S. Internal Revenue Code of 1986, as amended, or Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the quarterly weighted-average value of our assets, generally including cash, consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation.

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

A U.S. Holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, in the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its ordinary shares or ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income (taxable at ordinary income rates) an amount reflecting any year end increase in the value of its ordinary shares or ADSs. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled “Material U.S. Federal Income Tax Consequences for U.S. Holders.” The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ordinary shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares or ADSs of a PFIC.

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

We incur costs as a result of operating as a public company in the United States and Denmark, and our management is required to devote substantial time to new compliance initiatives.

As a U.S. public company, we incur significant legal, accounting, and other expenses. We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and other applicable securities rules and regulations. Compliance with these rules and regulations requires increased investment in legal and financial compliance, makes some activities more difficult, time consuming or costly and increases demand on our systems and resources, and this will continue to be the case particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act requires that, as a public company, we file annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and certain other current reports with respect to our business and results. We currently make annual and semi-annual reporting with respect to our listing on Nasdaq Copenhagen.

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

As a result of material weaknesses, we have concluded that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2021.  Therefore, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

We have identified material weaknesses in the design and operating effectiveness of our internal control over financial reporting such that we have concluded that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of this annual report on Form 20-F, we have identified material weaknesses, as follows: (i) ineffective control environment driven by the lack of a sufficient number of trained professionals with an appropriate level of internal control knowledge, training and experience; (ii) insufficient control activities, as we did not have adequate formal documentation of certain policies and procedures,  implementation of all required business process controls, including effective review process of key financial information, and sufficient documentation to evidence the design and operating effectiveness of the control activities; (iii) insufficient information & communication as we did not implement effective controls over the segregation of duties and certain information technology general controls for information systems that are relevant to the preparation of our financial statements; and (iv) insufficient monitoring activities, as we did not have the evidence to support evaluation of the effectiveness of monitoring controls to ascertain whether the components of internal control are present and functioning. Thus, we are unable to evaluate whether other deficiencies, individually or in combination, result in a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

On May 31, 2022 we completed the sale of substantially all of the Company’s assets and business activities, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program, to KemPharm Denmark A/S (KemPharm), a wholly owned subsidiary of KemPharm Inc. Following completion of the Sale of Assets, we have limited ongoing operational business activities and two employees.

Although we have voluntarily delisted the ADSs representing our ordinary shares from the Nasdaq Global Select Market in the United States, which became effective March 31, 2022, we are required to continue our SEC reporting obligations until at least March 31, 2023, when we anticipate filing a Form 15F with the SEC to suspend our reporting obligations under the Exchange Act.

In light of our limited operational business activities and resources, we are evaluating remediation activities that are commensurate with the size and operations of the company going forward. There can be no assurance that we will enter into such activities prior to such date, if ever, or comply with the requirements of Section 404 of the Sarbanes-Oxley Act before within such time frame or at all.

If we fail to remediate the material weaknesses to rectify our ineffective internal controls over financial reporting, identify new material weaknesses in our internal controls over financial reporting, are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ADSs could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchanges on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

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

General Risk Factors

We are subject to securities litigation, which is expensive and could divert management’s attention.

The market price of the ordinary shares or ADSs may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. On July 9, 2021, a putative class action lawsuit, captioned Busic v. Orphazyme A/S, et al., No. 21- cv-03640 (N.D. Ill.), was filed against us and certain of our current and former directors and officers in the U.S. District Court for the Northern District of Illinois.  On November 19, 2021, the lead plaintiff filed an amended complaint asserting claims under the Securities Act and the Exchange for alleged misrepresentations and/or omissions in our registration statement for our IPO of ADS in the United States and in subsequent public statements, which seeks an unspecified amount of damages on behalf of a putative class comprised of all persons and entities other than the defendants that purchased or otherwise acquired the ADS in connection with the IPO in September 2020 and/or between September 29, 2020 and November 4, 2021. See “Business – Legal Proceedings.” The litigation remains ongoing. However, regardless of outcome, Busic or other potential securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our operations as a global company subject us to various risks, and our failure to manage these risks could adversely affect our business, results of operations, cash flows, financial condition and/or prospects.

We face significant operational risks as a result of doing business globally, such as:

•	fluctuations in currency exchange rates (in particular, U.S. dollars, Euros and Danish kroner);
•

potentially adverse tax consequences, including the complexities of multinational value-added tax systems, tax inefficiencies related to our corporate structure, and restrictions on the repatriation of earnings;

•	export restrictions, trade regulations and foreign tax laws;
•	political, social, and economic instability, global health epidemics or other contagious diseases, terrorist attacks and security concerns in general;
•	the burdens of complying with a wide variety of multinational laws and different legal standards; and
•	increased financial accounting and reporting burdens and complexities.

If one or more of these risks are realized, it could have a material adverse effect on our business, cash flows, financial condition and/or prospects.

Global economic uncertainty and other global economic or political and regulatory developments could have a material adverse effect on our business, cash flows, financial condition and/or prospects.

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

Uncertain political and geopolitical conditions currently exist in various parts of the world. At the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and in February 2022, Russia launched a wide-ranging attack on Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, and the United Kingdom, the European Union and the United States announced certain sanctions against Russia. The conflict in Ukraine and any retaliatory measures taken by the United States and NATO could threaten global security and result in further regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business. In addition, the full effects of the United Kingdom’s exit from the EU in January 2020 are impossible to predict but may result in significant market volatility and dislocation, and adversely affect the United Kingdom, European and global economy.

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

The above circumstances, individually or in the aggregate, could have a material adverse effect on our business, cash flows, financial condition and/or prospects.

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

We were publicly listed in Denmark on Nasdaq Copenhagen in November 2017, under the ticker “ORPHA.” In September 2020, following a U.S. public offering, American Depositary Shares (“ADSs”) representing ordinary shares of Orphazyme began trading on Nasdaq Global Select Market, under the ticker “ORPH.”  In March 2022, we voluntary delisted the ADSs from the Nasdaq Global Select Market, which became effective March 31, 2022.

Our headquarters and principal executive office is located at Ole Maaløes Vej 3, DK-2200 Copenhagen N, Denmark, and our telephone number is +45 39 17 82 72. The mailing address of our wholly owned subsidiary, Orphazyme US, Inc., is P.O. Box 583, New York, NY 10116, United States of America. Our wholly owned subsidiary, Orphazyme Schweiz GmbH, has offices at Grafenauweg 10, Zug, 6301, Switzerland. We have discontinued operations at our U.S. and Swiss entities and are considering winding down these subsidiaries at an appropriate time.

On March 11, 2022 the Board of Directors of Orphazyme initiated in-court restructuring proceedings whereby we pursued potential opportunities for a sale of our assets and operations, a sale of the Company and/or a refinancing (potentially in combination with a compulsory composition).

In May 2022, substantially all of the Company’s assets and business activities, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program, were sold to KemPharm Denmark A/S (“KemPharm”), a wholly owned subsidiary of KemPharm Inc. for a total of USD 12.8 million in cash and assumed liabilities estimated to equal approximately USD 5.2 million (the “Sale of Assets”).

Following the signing of the agreement with KemPharm, we submitted a restructuring proposal to the Danish Maritime and Commercial High Court and Orphazyme’s known creditors, which amongst other things, included a proposal to complete the Sale of Assets to KemPharm. The restructuring proposal was approved on May 30, 2022 by Orphazyme’s known creditors and affirmed by the Danish Maritime and Commercial High Court. The in-court restructuring proceedings were discontinued with immediate effect on May 30, 2022 and the Sale of Assets was completed on May 31, 2022.

Completion of the Sale of Assets is expected to provide full coverage to creditors with undisputed claims based on the claims filed during the restructuring. All (undisputed and unconditional) debts related to the time prior to restructuring have been or will be paid in full, including all obligations outstanding under the Company’s debt facility with Kreos Capital.

As substantially all of our assets and business activities have been sold to KemPharm, we have limited ongoing operational business activities and, as of June 24, 2022, we had only two full-time employees (FTEs).

Our capital expenditures primarily relate to leases. For further information please see Note 3.2 ‘Leases’ in our Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” of this Annual Report on Form 20-F. The lease on our Danish Headquarters was assigned to KemPharm, June 1 2022, and KemPharm is allowing us to maintain an executive office at the premises. We have terminated the lease on our U.S. office in Chicago, effective June 22, 2022.

We have not had any public takeover offers in respect of Orphazyme A/S’ shares to date. Pursuant to the in-court restructuring proceedings, we received certain non-binding offers to purchase all of Orphazyme’s assets and operations as outlined above.

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

The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports, proxy and information statements, and other information that we have filed electronically with the SEC.

B.  Business overview

In 2021, and until recently, the primary focus of Orphazyme was on seeking marketing authorization in the United States and Europe for its investigational product candidate arimoclomol for the treatment of Niemann-Pick disease type-C (NPC), preparing to commercialize arimoclomol in NPC, if approved, and completing two late-stage clinical studies – a Phase 2/3 trial evaluating arimoclomol in Amyotrophic Lateral Sclerosis (ALS) and a Phase 2/3 trial evaluating arimoclomol in inclusion body myositis (IBM).

A number of unfavorable events occurred during 2021 and early 2022, which significantly impacted our business.

In March 2021, we announced that our Phase 2/3 trial in IBM did not meet its primary and secondary endpoints, and in May 2021 we announced that our Phase 3 trial in ALS did not meet its primary and secondary endpoints. As a result, we ceased development in these indications. These clinical trials were some of the largest and longest performed in these indications and we believe the data will contribute meaningfully to the scientific dialogue in these diseases.

In June 2021, we received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) for our New Drug Application (NDA) for arimoclomol in NPC. The CRL outlined the need for additional qualitative and quantitative evidence to further substantiate the validity and interpretation of the 5-domain NPC Clinical Severity Scale (NPCCSS) and, in particular, the swallow domain, in the context of the FDA’s preferred and recommended statistical approach. Further, the FDA noted that additional data would be needed to supplement confirmatory evidence beyond the single Phase 2/3 trial for NPC.

Following the CRL, we took swift and decisive action and in June 2021 we announced a restructuring plan. We re-focused our activities and obligations on gaining approval for arimoclomol in NPC in Europe and evaluating the regulatory path forward in the U.S. We significantly scaled back our global organization, including teams based in the U.S. and Europe, with the purpose of reducing the number of employees to those supporting essential activities including the regulatory processes in U.S. and Europe and our Early Access Program (EAP).

We continued to build the profile of arimoclomol with the scientific community during 2021. In June 2021 we announced presentation of 24-month interim results from the open-label extension (OLE) trial, providing efficacy and safety data for arimoclomol in NPC for up to 36 months, at the Parseghian Scientific Conference for NPC Research and in August 2021 we announced publication of data from the 12-month double-blind portion of the Phase 2/3 NPC-002 trial in the Journal of Inherited Metabolic Disease (JIMD). Further, we held a Type A meeting with the FDA in October 2021, where the FDA recommended we submit additional data, information and analyses and engage in further interactions to identify a pathway to resubmission of the NDA. In addition, we continued to engage with European regulators as they evaluated our Marketing Authorisation Application (MAA).

We ended 2021 with DKK 102 million in cash and cash equivalents.

In January 2022, Christophe Bourdon, our Chief Executive Officer (CEO), resigned from his position as CEO of Orphazyme to take on the role of CEO at another company. Anders Vadsholt was appointed CEO of Orphazyme, effective March 1, 2022, in addition to his position as Chief Financial Officer (CFO).

In February 2022, we were notified of a negative trend vote by the European Medicine’s Agency (EMA) Committee for Medicinal Products for Human Use (CHMP) relating to our MAA for arimoclomol in NPC in Europe. We withdrew our MAA in March 2022, ahead of the CHMP’s final vote.

In light of our financial situation at the time and the negative trend vote from the CHMP, the Board of Directors initiated in-court restructuring proceedings of Orphazyme under the Danish Insolvency Act, which commenced on March 11, 2022. In accordance with the in-court restructuring proceedings, we published a statutory restructuring plan on March 31, 2022, which was adopted by Orphazyme’s creditors on April 7, 2022 (the Statutory Restructuring Plan). The aim of the in-court restructuring proceedings was to explore whether a basis could be established for all or part of our operations to continue, including a basis for injecting further capital, and/or a basis for a sale of all or parts of our assets. Following initiation of the in-court restructuring proceedings, we voluntarily delisted our American Depositary Shares (ADSs) representing Orphazyme’s ordinary shares from the Nasdaq Global Select Market in the United States and filed a Form 25 with the Securities and Exchange Commission (SEC) on March 21, 2022.

In accordance with the Statutory Restructuring Plan, in April 2022 we announced that we had received certain non-binding offers to purchase all of our assets and operations. We subsequently entered into exclusive negotiations with a selected potential buyer.

In May 2022, we announced that we had signed an agreement to sell substantially all of the Company’s assets and business activities, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program, to KemPharm Denmark A/S (“KemPharm”), a wholly owned subsidiary of KemPharm Inc. for a total of USD 12.8 million in cash and assumed liabilities estimated to equal approximately USD 5.2 million (the “Sale of Assets”). KemPharm is a specialty pharmaceutical company focused on the discovery and development of novel treatments for rare central nervous system diseases. Under the terms of the agreement, KemPharm agreed to acquire substantially all of Orphazyme’s assets and business activities, including those relating to the development and approval of arimoclomol, retain a majority of Orphazyme’s remaining Danish employees, continue the early access programs with arimoclomol and pursue the potential approval of arimoclomol as a treatment option for NPC.

Following the signing of the agreement with KemPharm, we submitted a restructuring proposal to the Danish Maritime and Commercial High Court and Orphazyme’s known creditors, which amongst other things, included a proposal to complete the Sale of Assets to KemPharm. The restructuring proposal was approved on May 30, 2022 by Orphazyme’s known creditors and affirmed by the Danish Maritime and Commercial High Court. Following the approval of the restructuring proposal, the in-court restructuring proceedings were discontinued with immediate effect on May 30, 2022 and the Sale of Assets was completed on May 31, 2022. Completion of the Sale of Assets is expected to provide full coverage to creditors with undisputed claims based on the claims filed during the restructuring. All (undisputed and unconditional) debts related to the time prior to restructuring have been or will be paid in full, including all obligations outstanding under the Company’s debt facility with Kreos Capital.

As substantially all of our assets and business activities have been sold to KemPharm, we have limited ongoing operational business activities and, as of June 24, 2022, we had only two employees. We announced that Stephanie Okey, Carrolee Barlow and Martin Bonde stepped down from their positions as members of the Board of Directors as of May 23, 2022.

Intellectual Property

As of June 1, 2022, our trademark portfolio contained approximately eight trademark registrations since other trademark registrations and trademark applications have been assigned to KemPharm. We have registered “ORPHAZYME” as a word mark in relevant trademark classes and jurisdictions (in the European Union, United Kingdom, and International Madrid Protocol designating the United States, China, Israel, India, Japan and Russia).

Material Agreements

KemPharm Asset Purchase Agreement

On May 15, 2022, we entered into an asset purchase agreement with KemPharm Denmark A/S (“KemPharm”), a wholly owned subsidiary of KemPharm Inc. Pursuant to this agreement KemPharm (i) acquired substantially all of our employees and most of our assets, except for certain exempted assets; (ii) took over certain liabilities, including employee liabilities, liabilities relating to an early access patient program and certain milestone payments linked to approvals of medicinal products; and (iii) took over certain of our continued agreements relevant to the continued operations of the business operated by us. KemPharm paid a total of USD 12.8 million in cash and assumed liabilities estimated to equal approximately USD 5.2 million as consideration. This transaction was completed on May 31, 2022.

C. Organizational structure.

Orphazyme A/S is the parent company of two wholly-owned subsidiaries for which it holds 100% of the voting power: Orphazyme US, Inc., incorporated in the United States in April 2018, and Orphazyme Schweiz GmbH, incorporated in Switzerland in March 2020.  Orphazyme A/S has discontinued operations at its U.S. and Swiss entities and is considering winding down these subsidiaries at an appropriate time.

D. Property, plant and equipment.

At December 31, 2021, we still leased office and laboratory space from COBIS A/S on Ole Maaløes Vej 3, 2200 Copenhagen N, Denmark. Since then, we have vacated our laboratory space and assigned the remaining office facility to KemPharm Denmark ApS as of June 1, 2022. We also leased an office in Chicago, Illinois for our U.S. subsidiary, for which the lease was terminated as of June 22, 2022.

For further information on our leases, please see Note 3.2 ‘Leases’ to our Audited Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

For further information our property, plant and equipment, please see Note 3.3 ‘Property, Plant, and Equipment’ to our Audited Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our Audited Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F and other financial information included in this Annual Report on Form 20-F and our statutory Annual Report 2021. The following discussion is based on our financial information prepared in accordance with IFRS, as issued by the IASB, which might differ in material respects from accounting principles generally accepted in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 20-F, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this Annual Report on Form 20-F for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union (EU). For a description of our significant accounting policies, including significant accounting estimates and judgements, reference is made to Notes 1.3 ‘Significant Accounting Policies’ and 1.4 ‘Significant Accounting Estimates and Judgements’ to our Audited Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

New IFRS Standards Applicable to the Company

For a description of recent accounting pronouncements applicable to us reference is made to Note 1.5 ‘New IFRS Standards Applicable to the Group’ to our Audited Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

A.  Operating results

Comparison of the Results of Operations for the Years Ended December 31, 2021 and 2020

For a discussion on the financial development and condition of the Company for the fiscal year ending December 31, 2021, and comparison with the year ended December 31, 2020, reference is made to the section ‘Financial Review’ contained on pages 7 – 8 in our Annual Report 2021, and to the Audited Consolidated Financial Statements included under “Item 18 – Financial Statements”, “Item 4 – Information on the Company – B. Business Overview” and “Item 3 – Key Information – D. Risk Factors” of this Annual Report 2021 on Form 20-F.

The analysis and discussion included in our Annual Report 2021 is primarily based on the Audited Consolidated Financial Statements, which are prepared in accordance with IFRS as issued by the IASB.

Comparison of the Results of Operations for the Years Ended December 31, 2020 and 2019

For a discussion on the financial development and condition of the Company for the fiscal year ending December 31, 2020, and comparison with the year ended December 31, 2019, reference is made to “Item 5A –

Operating Results”, “Item 18 – Financial Results” and “Item 3 – Key Information – D. Risk Factors” in our Annual Report 2020 on Form 20-F, filed with the SEC on March 2, 2021.

Notes 1.3 through 1.5 of our Audited Consolidated Financial Statements in this Annual Report on Form 20-F include a description of significant accounting policies and critical estimates and judgements, including implementation of new and revised IFRS standards and interpretations.

Segment information

Although Orphazyme established a US subsidiary in 2018 and a Swiss subsidiary in 2020, the Group is managed and operated as one business unit that is reflected in the internal reporting. No separate lines of business or separate business entities have been identified with respect to any product candidate or geographical market and no segment information is currently disclosed in the Group’s internal reporting. For the years ended December 31, 2020 and 2019, the Group generated no revenue and for the year ended December 31, 2021 the Danish entity generated revenue which is disclosed in a separate note. For the years ended December 31, 2021, 2020 and 2019 all material non-current assets are located in Denmark.

Inflation

Inflation for the years ended December 31, 2021, 2020 and 2019 has not had a material impact on our financial results.

Foreign currencies

For the impact of foreign currency fluctuations on the Company, reference is made to Note 4.4 ‘Financial Risks’ to our Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” of this Annual Report on Form 20-F.

B.  Liquidity and capital resources

To date, we have raised aggregate gross proceeds of DKK 2,271 million (approximately $321 million) through sales of equity securities. This includes gross proceeds of DKK 600 million raised in our initial public offering in Denmark in November 2017, gross proceeds of DKK 745 million raised in our directed issue and private placement in February 2020, gross proceeds of DKK 534 million raised in our global offering in September 2020 and gross proceeds of USD 835,668 from the issue of new shares as a result of the utilization of the Company’s U.S. At-the-Market Offering Program in February 2022.

Since our inception, we have incurred significant operating losses relating to the advancement of our product candidate arimoclomol.

As of December 31, 2021, we held DKK 102 million ($15.5 million) in cash.

In May 2022, we sold substantially all of the Company’s assets and business activities, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program, to KemPharm Denmark A/S (KemPharm), a wholly owned subsidiary of KemPharm Inc. for a total of USD 12.8 million in cash and assumed liabilities estimated to equal approximately USD 5.2 million (the “Sale of Assets”). Following completion of the sale of substantially all the Company’s assets and business activities to KemPharm in May 2022, Orphazyme has limited ongoing operational business activities and only two employees.

Financial resources

Reference is made to our Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” in this Annual Report on Form 20-F including our ‘Consolidated Statements of Financial Position’ and ‘Consolidated Statement of Cash flows’. Further reference is made to “Item 3 – Key Information – D. Risk Factors” and “Item 4 – Information on the Company – B. Business Overview”.

Comparison of Cash Flow for the Years Ended December 31, 2021 and 2020

Reference is made to our ‘Consolidated Statement of Cash flows’ in our Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” in this Annual Report on Form 20-F and to ‘Financial Review – Cash Flows’ on page 8 of our Annual Report 2021.

Comparison of Cash Flow for the Years Ended December 31, 2020 and 2019

Reference is made to our Audited Consolidated Financial Statements included under “Item 18 – Financial Results” in our Annual Report 2020 on Form 20-F, including our ‘Consolidated Statements of Financial Position’ and ‘Consolidated Statement of Cash flows’, and to “Item 5B – Liquidity and Financial Resources” in our Annual Report 2020 on Form 20-F, filed with the SEC on March 2, 2021.

Debt financing

Reference is made to the Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” of this Annual Report on Form 20-F, including ‘Consolidated Statements of Financial Position’, Note 3.7 ‘Financial Assets and Liabilities’ and Note 3.9 ‘Commitments and Contingencies’.

Financial Instruments

Reference is made to Note 4.4 ‘Financial Risks’ to the Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” of this Annual Report on Form 20-F.

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

C.  Research and Development, Patents and Licenses, etc.

In May 2022, we sold substantially all of the Company’s assets and business activities, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program, to KemPharm Denmark A/S (KemPharm), a wholly owned subsidiary of KemPharm Inc.

The Company retained certain trademarks and licenses which are outlined in "Item 4 - Information on the Company - B. Business Overview"

D.  Trend Information

In May 2022, we sold substantially all of the Company’s assets and business activities, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program, to KemPharm Denmark A/S (KemPharm), a wholly owned subsidiary of KemPharm Inc. for a total of USD 12.8 million in cash and assumed liabilities estimated to equal approximately USD 5.2 million (the Sale of Assets). Following completion of the sale of substantially all the Company’s assets and business activities to KemPharm in May 2022, Orphazyme has limited ongoing operational business activities and, as of June 24, 2022, we had only two employees.

In June 2022, Orphazyme A/S repaid the full remaining loan to Kreos Capital VI (UK) Ltd. At the repayment all pledges and securities withdrew. All (undisputed and unconditional) debts related to the time prior to restructuring have been or will be paid in full in the coming months.

Orphazyme’s current share-based compensation programs are expected to have a limited value, due to the decreasing share price and the disclosed Sale of Assets.

For the full-year 2022 we anticipate an operating profit in the range DKK 10 – 30 million. We expect to end 2022 with more than DKK 30 million in cash and equivalents. There are inherent risks and uncertainties in our Outlook for 2022 given the recent closing of the KemPharm transaction, transfer of operating activities from Orphazyme to KemPharm and our future prospects.

E.  Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, which requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.

Our significant accounting policies are set out in “Item 18. Financial Statements—Note 1.3 Significant Accounting Policies”. Given the uncertainties inherent in our business activities, we must make certain estimates and assumptions that require difficult, subjective and complex judgments. These are set out in “Item 18. Financial Statements—Note 1.4 Significant Accounting Estimates and Judgements” and the specific referenced notes.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

The below sets forth certain information relating to our executive management and directors as of the date of this Annual Report on Form 20-F.

Executive Management

Anders Vadsholt, 53, has served as our CEO and CFO since March 2022, succeeding Christophe Bourdon, former CEO, who resigned in January 2022 to take a position as CEO of LEO Pharma A/S.  Mr. Vadsholt has also served as our Interim CEO, December 2020 to March 2021, and as our Chief Financial Officer since May 2016 and is registered as part of executive management with the Danish Business Authority. Mr. Vadsholt is the owner and a member of the executive management of Alpha Healthcare Investments ApS since 2015, as well as a partner at Obton Solenergi Sinope Komplementaranpartsselskab since 2015. In the past five years, Mr. Vadsholt has been a member of the board of directors of Oxthera AB from 2019 to 2021, a member of the executive management of Lakeside Invest ApS from 2015 to 2018 and Copenhagen Innovation Capital Management ApS from 2015 to 2018. Mr. Vadsholt holds an MBA in Finance and Strategy from the University of Melbourne, a Master of Science in Corporate Law and Economics from Copenhagen Business School.

Directors

Georges Gemayel, 62, has served as a member of our board of directors since November 2012 and as Chairman of our board of directors since September 2014. Mr. Gemayel is currently Interim CEO and chairman of the Board of Gemini Therapeutics, chairman of the board of directors of Dynacure SAS, Enterome SA , and Orphazyme, and member of the Board of Directors of Supernus Pharmaceuticals Inc. Mr. Gemayel has been a partner in Gemayel Investment LLC since 2012, as well as a director of the non-governmental organization, St. Andrew’s School in Ngong Inc. and a trustee of the Gemayel Family Foundation. In the past five years, Mr. Gemayel was a member of the board of directors of Momenta Pharmaceuticals Inc, chairman of the board of directors of Dimension Therapeutics Inc., Epitherapeutics ApS, OxThera AB and Vascular Magnetics Inc., a member of the board of directors of NPS Pharmaceuticals Inc. and Raptor Pharmaceuticals Corp., as well as a director of the nongovernmental organization, International Institute of New England. Mr. Gemayel holds a Master’s degree and a PhD degree in Pharmacology from Paris-Sud University and a Docteur d’ Exercice en Pharmacie from St. Joseph University.

Bo Jesper Hansen, 63, has served as a member of our board of directors since December 2010 and as Deputy Chairman since October 2017. Dr. Hansen is currently Chairman of the Board of Laborie Inc., Deputy Chairman of Swedish Orphan Biovitrum (SOBI) AB, member of the Board of directors Innoventa Medica ApS, and Reapplix A/S. Venture Partner at Wellington Partners Life Science Fund LP; Advisory Consultant for Aescap 2.0, Nordic Capital, EQT AB and Broad Street Principal Investments Europe Ltd. & senior business advisor for HBM Ventures Ltd. In the past five years, Dr. Hansen was chairman of the board of directors and a member of the executive management of chairman of the board of directors of Karo Pharma AB, Ablynx NV (which was acquired by Sanofi in 2019), Karolinska Development AB and a member of the board of directors of Ascelia Pharma AB, Newron Pharmaceuticals SpA, Hyperion Therapeutics Inc.(which was acquired by Horizon Pharma in 2015), Azanta A/S (which was acquired by Norgine B.V. in 2020) and Inspyr Inc. Dr. Hansen holds an M.D. and Ph.D. degree in Medicine from the University of Copenhagen.

Andrew Mercieca, 56, has served as a member of our board of directors since 2022. He is currently Director of Octant Limited, a company providing Financial Consultancy services. Mr. Mercieca has extensive experience in International Finance and across Life Science and Technology sectors in corporate, private and non-profit organisations. In the past five years, Mr. Mercieca was Chief Financial Officer and member of the Board of Trustees of LifeArc, a UK medical research charity focused on the translation of scientific discoveries and innovations for the benefit of patients and held the position of Trustee at Plan Zheroes, an innovative charitable organization focused on poverty alleviation in London. Mr. Mercieca holds a BA in Accounting and Finance from the University of Portsmouth and is a fellow of the Institute of Chartered Accountants in England & Wales.

Recent Developments

As announced in May 2022, it is the intention of the Board of Directors to propose re-election of the current Deputy Chairman of the Board of Directors, Bo Jesper Hansen, election of the current CEO and CFO, Anders Fink Vadsholt, as a new member of the Board of Directors, and election of the Company’s former restructuring administrator, John Sommer Schmidt, as a new member of the Board of Directors at the Annual General Meeting of Orphazyme expected to be held on June 29, 2022. The current Chairman of the Board of Directors, Georges Gemayel, and member of the Board of Directors, Andrew Mercieca, will not be seeking re-election at the Annual General Meeting.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.  Compensation

Compensation of Executive Management and Directors

Please see Note 4.5 ‘Remuneration of Board of Directors and Executive Management’, which discusses compensation of our executive management, including short-term incentives, Note 2.5 ‘Employee Costs’, which discusses the long-term incentive programs in which our executive management participates and Notes 2.6d and 2.6e to our Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” of this Annual Report on Form 20-F which relate to the Sign-on bonus shares granted to former CEO Kim Stratton and Sign-on bonus shares granted to former CEO Christophe Bourdon, respectively.

Executive Management Agreements

Our executive management consists of our Chief Executive Officer and Chief Financial Officer, Anders Vadsholt.  The below section describes the service agreements in place during 2021 with our former CEO, Christophe Bourdon; our CEO and CFO, Anders Vadsholt; and the service agreement in place in 2020 with our former CEO, Kim Stratton.  Note 4.5 in our Audited Consolidated Financial Statements in this Annual Report on Form 20-F discusses compensation of our executive management, including short-term incentives, and Note 2.5 discusses the long-term incentive programs in which our executive management participates.

Anders Vadsholt, CEO and CFO

We entered into a service agreement for the position of CFO with Anders Vadsholt in October 2017 with an effective date of November 1, 2017, which was later amended to adjust for, among other things, annual salary increases. Pursuant to the service agreement, as amended, Mr. Vadsholt is entitled to (i) an annual base salary of approximately DKK 2.3 million, (ii) participate in our incentive schemes and (iii) standard benefits (such as a mileage allowance, insurance coverage and a company-paid computer).  Following the resignation of Ms. Stratton as CEO in December 2020, Mr. Vadsholt acted as interim CEO with no additional compensation. Following the resignation of Mr. Bourdon, Mr. Vadsholt is acting as joint CEO and CFO, and received a salary increase to DKK 3.0 million and a one-time sign-on bonus of gross DKK 1.266 million.

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

Christophe Bourdon, former CEO (April 2021 to February 2022)

We entered into a service agreement with Christophe Bourdon with an effective date of April 1, 2021.

Pursuant to the service agreement, Mr. Bourdon was entitled to (i) an annual base salary of approximately DKK 3.9 million, (ii) a sign-on bonus consisting of RSU’s equal to 60% of the fixed annual gross salary and (iii) compensation for any documented loss of bonus at his previous employer up to a net amount of USD 350,000 (payable in 50% cash and 50% RSUs) and (iv) standard benefits (such as company car, insurance coverage and a company-paid computer).  Mr. Bourdon was also eligible to benefits related to relocation and to participate in our incentive schemes, including an annual maximum cash bonus of 50% of his annual gross salary. In addition, under the long-term incentive program (LTIP), Mr. Bourdon was eligible to receive RSU’s and PSU’s for a total amount of up to 95% of Mr. Bourdon’s annual gross salary. For further details on the terms and conditions of the LTIP, including definitions of capitalized terminology, see Note 2.6 of our Audited Consolidated Financial Statements in the Annual Report on Form 20-F.

In April 2021, Mr. Bourdon was granted sign-on RSUs equal to 60% of the fixed annual gross salary. Pursuant to this grant, Mr. Bourdon was eligible to receive 34,941 RSUs. In connection with the modified 2021 LTIP, the sign-on RSUs granted to Mr. Bourdon in April 2021 were reset after the same principles as the modified 2021 LTIP but with immediate vesting upon grant. Pursuant to this grant, Mr. Bourdon was eligible to receive 73,262 RSUs.

Christophe Bourdon, CEO, left the Company on February 28, 2022. In the period March 1, to March 31, 2022, Mr. Bourdon assisted the Company and its management as a full time consultant.

In accordance with the Termination Agreement, Mr. Bourdon was entitled to receive remuneration as usual until February 28, 2022 and was not entitled to receive any separate compensation in respect of the consultancy services provided in the period March 1 to March 31, 2022.

To the extent that Mr. Bourdon is entitled to a short-term incentive program (STIP) bonus for 2021 and 2022 in accordance with the terms and conditions of the applicable STIP, including that applicable targets are met, any bonus will be calculated and paid out on a pro rata basis in accordance with the terms of the STIP and Mr. Bourdon’s service agreement. Mr. Bourdon is not entitled to additional bonus, any further grants or payments under the LTIP and STIP and is not entitled to receive the Extraordinary Retention Bonus (part 2) or the Takeover Bonus. Any granted Restricted Share Units and Performance Share Units as well as any sign-on Restricted Share Units not exercised before February 28, 2022 will lapse without further notice or compensation.

Mr. Bourdon’s non-competition clause shall remain in force until and including November 30, 2022. The non-solicitation clause shall remain in force until and including February 28, 2023. Mr. Bourdon is not entitled to any compensation in this respect.

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

Equity Incentive Plans

Please see Note 2.6a ‘Long-term incentive program (equity-settled)’, Note 2.6b ‘Phantom share-based incentive program (cash-settled)’, and to Note 2.6c ‘Restricted Share Units (cash-settled)’ to our Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” of this Annual Report on Form 20-F.

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

C.  Board Practices

We have a two-tier governance structure consisting of our board of directors and our executive officers which include executive management registered with the Danish Business Authority. The two bodies are separate and have no overlapping members. The business address of our board of directors and executive management is Ole Maaløes Vej 3, DK-2200 Copenhagen N, Denmark.

Our board of directors is responsible for the overall and strategic management and proper organization of our business and operations and supervises our activities, management and organization. Our board of directors appoints and dismisses the members of our executive management, who are responsible for the day-to-day management of our business. In accordance with our articles of association, at our general meeting it is contemplated to reduce the number of directors to the statutory minimum of three members. The members of our board of directors elected at the general meeting are elected for a term of one year and may be re-elected.

As of the date of this Annual Report on Form 20-F, our board of directors is comprised of three members elected at the general meeting, and consists of the Chairman, the Deputy Chairman and one additional board member. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that all of our directors are “independent directors” as defined under current rules and regulations of the SEC. In making such determination, our board of directors considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities.

Reference is made to the section ‘Corporate Governance’ on pages 11 – 14 of our Annual Report 2021 for information on board practices.  The year of election of each member of the Board of Directors is included in the table on page 12 and is also included in the Board of Directors and Executive Management section on Pages 22 – 23 of the Annual Report 2021, along with details on the individual Board Members.

Committees of our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nomination committee. The board of directors decided to discontinue the Science Committee with effect from May 2022. Reference is made to section ‘Corporate Governance’ on pages 11 – 14 of our Annual Report 2021 for further details and discussion of our board committees.

D.  Employees

As of December 31, 2021 we had 62 full time equivalent employees (FTEs).  Most employees were in the areas of finance, legal, IT and administration (25%), clinical (22%) and commercial/pre-launch (20%). In 2020 we had 141 FTEs as at December 31, 2020.  The number of employees was significantly reduced in 2021 by the restructuring of the Company in June 2021 following receipt of the CRL from FDA. Further reductions in employees occurred in early 2022 following the initiation of in-court restructuring proceedings. In March 2022, following the in-court restructuring proceedings, there were approximately 20 employees at Orphazyme. Following completion of the Sale of Assets in May 2022, all remaining Danish employees were transferred to KemPharm. As of the date of this Annual Report on Form 20-F, Orphazyme has two full-time employees.

E.  Share ownership.

For information on our board of directors’ and executive management’s individual holdings of shares and restricted share units as of December 31, 2021 please see Note 4.5 ‘Remuneration of Board of Directors and Executive Management’ and Note 4.5 ‘Related Parties’ to our Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” of this Annual Report on Form 20-F.

In the period from January 1, 2022 until the date of this Annual Report on Form 20F, no shares were sold or purchased by the members of our board of directors or executive management. The internal rules on trading in Orphazyme securities by members of the Board of Directors and Executive Management prohibits trading of Orphazyme shares for a period of one week before the end of a quarter and until one trading day after the day of publication of an annual or interim report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

Except as specifically noted, the following information contains information with respect to the beneficial ownership of our ordinary shares as of May 31, 2022 by:

•	each of our directors and executive officers;
•	all of our directors and executive officers as a group; and
•	each person known to us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days of May 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations of the percentage of beneficial ownership are based on 35,312,241 ordinary shares (including ordinary shares in the form of ADSs) issued and outstanding as of May 31, 2022.

Except as otherwise indicated, addresses of the directors, executive officers and named beneficial owners are in care of Orphazyme A/S, Ole Maaløes Vej 3, DK-2200 Copenhagen N, Denmark.

Based on the latest major shareholder filings submitted to Orphazyme as required under EU Transparency Directive, LSP V Cooperatieve U.A., of Johannes Vermeer, Plein 9, 1071 DV Amsterdam, Netherlands holds directly and indirectly 2,710,829 shares of a nominal value of DKK 1 each in the Company.

Name of beneficial owner	Number of ordinary shares beneficially owned	Percentage of ordinary shares beneficially owned
5% or Greater Shareholders:
LSP V Cooperatieve U.A.	2,710,829	7.7%
Orpha Pooling B.V. (1)	2,431,672	6.9%
LSP (directly) (2)	279,157	0.8%
Executive Officers and Directors:
Anders Vadsholt (3)	159,517	*
Georges Gemayel (4)	100,809	*
Bo Jesper Hansen	143,234	*
Andrew Mercieca	0	*
All current directors and executive officer as a group (4 persons)	403,560	1.1%

* Represents beneficial ownership of less than one percent.

(1)

Orpha Pooling B.V. is an investment vehicle 88.2% owned by LSP V Coöperatieve U.A. and 11.8% owned by ALS Invest 2 B.V. LSP Management B.V. is the director of LSP V Coöperatieve U.A and the director of Orpha Pooling B.V. and exercises voting rights on behalf of Orpha Pooling B.V.

(2)	LSP holds directly 279,157 shares of a nominal value of DKK 1 each in the Company and LSP holds indirectly through Orpha Pooling B.V. 2,431,672 shares of a nominal value of DKK 1 each in the Company.
(3)

Consists of (i) 20,400 ordinary shares held directly by Anders Vadsholt and close family members, (ii) 121,556 ordinary shares held by Alpha Healthcare Investments ApS, and (iii) 17,561 ordinary shares from the exercise of Matching Shares after December 21, 2020. Alpha Healthcare Investments ApS is an investment company wholly-owned by Anders Vadsholt.

(4)

Consists of (i) 3,451 ordinary shares held directly by Georges Gemayel and (ii) 97,358 ordinary shares held by GFD Investments LLC. Georges Gemayel is the manager and the Gemayel Family 2016 Irrevocable Trust is the sole member of GFD Investments LLC.

None of our major shareholders have voting rights different to other shareholders.

There have been several notable changes in our major shareholders in the past year, including the following former major shareholders who reduced their positions to below 5% or exited the shares entirely: Sunstone Life Science Ventures A/S, Aescap Venture Management B.V. and Kurma Partners.

As of May 31, 2022, we estimate that approximately 1.08% of our ordinary shares are held by 16 record holders in the United States. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.  Related party transactions

For a discussion of related party transactions, please see Note 4.6 ‘Related Parties’ to our Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” of this Annual Report on Form 20-F.

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

Busic v. Orphazyme A/S, et.al.

On July 9, 2021, a putative class action lawsuit, captioned Busic v. Orphazyme A/S, et al., No. 21- cv-03640 (N.D. Ill.), was filed against us and certain of our current and former directors and officers in the U.S. District Court for the Northern District of Illinois. On September 13, 2021, the Court appointed a lead plaintiff for the putative class. On November 19, 2021, the lead plaintiff filed an amended complaint asserting claims under the Securities Act and the Exchange for alleged misrepresentations and/or omissions in our registration statement for our IPO of ADS in the United States and in subsequent public statements, which seeks an unspecified amount of damages on behalf of a putative class comprised of all persons and entities other than the defendants that purchased or otherwise acquired the ADS in connection with the IPO in September 2020 and/or between September 29, 2020 and November 4, 2021.

On January 21, 2022, the defendants filed a motion to dismiss the amended complaint. On March 11, 2022, the lead plaintiff filed his opposition to the motion to dismiss, as well as a motion to strike certain exhibits that the defendants submitted in connection with their motion to dismiss. On April 4, 2022, the defendants filed their opposition to the motion to strike. On April 11, 2022, the defendants filed their reply in support of the motion to dismiss. On April 14, 2022, the lead plaintiff filed his reply in support of the motion to strike. On April 15, 2022, the lead plaintiff filed a notice of supplemental authority in further opposition to the motion to dismiss. On April 18, 2022, the Court held a telephonic hearing on the motion to dismiss and motion to strike. We anticipate that the Court will issue rulings on the motions in July or August 2022. We believe that the claims raised in the suit are without merit and we intend to continue to vigorously defend the company.

Dividends

We have never declared or made any dividend payments on our ordinary shares for the last two financial years. The Company has limited ongoing operational business activities and, as of the date of this Annual Report on Form 20F, does not expect to make dividend payments within the foreseeable future.

Any future determination related to our dividend policy and the declaration of any dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

B.  Significant Changes.

Please refer to Note 1.6 ‘Significant Events after the Reporting Period’ to our Audited Consolidated Financial Statements included under “Item 18 – Financial Statements” of this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING.

A.  Offer and listing details.

Not applicable.

B.  Plan of distribution.

Not applicable.

C.  Markets.

Our ordinary shares have been trading on Nasdaq Copenhagen under the symbol “ORPHA” since November 6, 2017.

Our ADSs were listed on the Nasdaq Global Select Market under the symbol “ORPH” from September 28, 2020 through March 31, 2022, when we voluntary delisted the ADSs.

D.  Selling shareholders

Not applicable.

E.  Dilution.

Not applicable.

F.  Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A.  Share capital.

Not applicable

B.  Memorandum and articles of association.

Please refer to Exhibit 2.1 to this Annual Report on Form 20-F for a Description of Share Capital and Articles of Association.

C.  Material contracts.

For information on our material contracts, please see “Item 4.B – Business Overview,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B - Related Party Transactions” of this Annual Report on Form 20-F.

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

E.  Taxation.

The following is a general summary of certain Danish and United States federal income tax consequences relevant to holders of ordinary shares or ADSs in Orphazyme. The discussion is not intended to be, nor should it be construed as, legal or tax advice. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Kingdom of Denmark and the United States. You should consult your tax advisors with respect to the consequences of the acquisition, ownership and disposition of the ordinary shares or ADSs.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of its assets, determined on a quarterly weighted-average basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our ordinary shares or ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize our cash. Based on the composition of our income and valuation of our assets, including goodwill, and certain assumptions with respect to the characterization of our income as active or passive, we do not believe we were a PFIC for our taxable year ending June 30, 2021. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC for our taxable year ending June 30, 2021 or us becoming a PFIC for the current taxable year or any future taxable years. Our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. Accordingly, there can be no assurance that we will not be considered a PFIC in the current year or for any future taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending June 30, 2021, and the current or any future taxable year.

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

Certain elections may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of our ordinary shares or ADSs. If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ordinary shares or ADSs if such U.S. Holder makes a valid “mark-to-market” election for the ordinary shares or ADSs. The mark-to-market election is available only if we are a PFIC and our ordinary shares or ADSs are “regularly traded” on a “qualified exchange.” The ordinary shares or ADSs (respectively) will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs (respectively) are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Global Select Market is a qualified exchange for this purpose and, consequently, if the ADSs were regularly traded, the mark-to-market election would be available to a U.S. Holder. However, our ADSs are no longer listed on the Nasdaq Global Select Market or any other national securities exchange in the United States. Consequently, our ordinary shares may not be marketable if Nasdaq Copenhagen (where our ordinary shares are currently listed) does not meet the applicable requirements. U.S. Holders should consult their tax advisors regarding the availability of the mark-to-market election for ordinary shares that are not represented by ADSs.

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

Distributions on ordinary shares or ADSs that are treated as dividends generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” are eligible for taxation to non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. The ADSs are no longer listed on the Nasdaq Global Select Market, which is an established securities market in the United States, or any other national securities exchange in the United States. However, the Company, which is incorporated under the laws of the Kingdom of Denmark, believes that it qualifies as a resident of the Kingdom of Denmark for purposes of, and is eligible for the benefits of, the Convention between the government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on August 19, 1999, as amended and currently in force, or the U.S.-Denmark Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Denmark Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive foreign investment company consequences” above and provided we are not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, dividends paid on the ADSs and the ordinary shares will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

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

Danish Tax Resident Individuals

Sale of Ordinary Shares or ADSs

Capital gains from the sale of shares realized by Danish tax resident individuals are taxed as share income at a rate of 27% on the first DKK 57,200 (approximately $9,300) and for cohabiting spouses, a total of DKK 114,400 (approximately $18,500); and at a rate of 42% on share income exceeding DKK 57,200 (approximately $9,300) and for cohabiting spouses over DKK 114,400 approximately ($18,500) (all 2022 amounts and thresholds). The threshold is subject to annual adjustments and include all share income (i.e., all capital gains on shares and dividends derived by the individual or cohabiting spouses, respectively).

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

A 44% Danish withholding taxation applies to dividends paid on shares to a shareholder who 1) is resident in a country which is “blacklisted” by EU (i.e. at present American Samoa, Anguilla, Barbados, U.S. Virgin Islands, the Republic of Fiji, Guam, Republic of Palau, Panama, the Independent State of  Samoa, Republic of Seychelles, Republic of Trinidad and Tobago and the Republic of Vanuatu); and 2) is holding or within the last five years has hold i) minimum 25% of the share capital of the issuing company; or ii) more than 50% of the voting rights on the share capital of the issuing company.

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

In other cases, dividends will generally be subject to tax at a rate of 22%. However, the withholding rate is 27%, meaning that almost all foreign corporate shareholders receiving taxable dividends distributed from Danish companies will be able to ask for a refund of minimum 5 percentage point of the total dividend.

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

A 44% Danish withholding taxation applies to dividends paid to a shareholder which is holding Subsidiary Shares or Group Shares and is resident in a country which is “blacklisted” by EU (i.e. at present American Samoa, Anguilla, Barbados, U.S. Virgin Islands, the Republic of Fiji, Guam, Republic of Palau, Panama, the Independent State of  Samoa, Republic of Seychelles, Republic of Trinidad and Tobago and the Republic of Vanuatu).

Danish Anti-avoidance Rules

Payments may be subject to Danish withholding tax irrespective of the above, if the holder of ADSs or ordinary shares is not the beneficial owner of the shares and dividend (e.g. if the holder of ADSs or ordinary shares reassigns the payments to a person or entity not itself entitled to the above exemptions).

Further, Danish law has certain general anti-avoidance rules, which focus on substance over form. Under these rules the Danish tax authorities can set aside a setup, which constitutes a fictitious arrangement, which is carried out for the main purposes (or with one of the main purposes) of tax avoidance and resulting in no taxes being paid. This is the case where the relevant scheme presents a number of unusual features which suggest that it had not been entered into for commercial business reasons but to unduly obtain tax benefits. Subject to the conditions of the specific GAAR an investor might be denied the benefits of the Parent-Subsidiary Directive (2011/96/EU) or a tax treaty, and Danish withholding tax of 27% (or 44%) will in such cases be levied.

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

Recent Developments

In March 2022, we voluntary delisted ADSs representing our ordinary shares from the Nasdaq Global Select Market in the United States, which became effective March 31, 2022.

The Depositary has announced that it will terminate the Deposit Agreement on July 6, 2022. Under the terms of the Deposit Agreement, ADS holders have until at least July 11, 2022 to surrender ADSs for delivery of the underlying ordinary shares. ADS holders who surrender ADSs for delivery of the underlying shares must pay a cable fee of $17.50, a cancellation fee of up to $0.05 per ADS surrendered and any applicable U.S. or local taxes or governmental charges. Subsequent to July 11, 2022, the Depositary may attempt to sell the underlying shares.  If the Depositary has sold such shares, holders of ADSs must surrender such securities in order to obtain payment of the sale proceeds of the underlying ordinary shares, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS. To surrender ADSs, the address of the Depositary is: The Bank of New York Mellon, 240 Greenwich Street, Depositary Receipts Division – 8th Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADSs to the Depositary. For Settlement specific inquiries, please contact DRsettlements@bnymellon.com.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

A.  Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our principal executive officer and principal financial officer has concluded that as of such date, our disclosure controls and procedures were not effective as of December 31, 20121, because of the material weaknesses in our internal control over financial reporting which are detailed in “Item 15.B-Management’s Annual Report on Internal Control over Financial Reporting”.

B.  Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management identified the following weakness in our internal control over financial reporting and therefore determined that our internal controls over financial reporting were not effective at the reasonable assurance level as of December 31, 2021.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Material weaknesses related to the lack of sufficiently designed and implemented internal controls.

In connection with our financial statement preparation process for the years ended December 31, 2021, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we identified material weaknesses. A project plan to design and implement SOX compliant internal controls was developed and approved by the Audit Committee in Spring 2021. However, in June 2021, following the receipt of the Complete Response Letter from the U.S. Food and Drug Administration (FDA), we restructured the business, reprioritizing our resources. The implementation of the internal controls project was impacted and ultimately paused.

Therefore, the company did not appropriately implement components of the COSO framework and adequate internal controls over financial reporting had not been effectively designed and implemented as of December 31, 2021. The material weaknesses identified by us relate to (i) ineffective control environment driven by the lack of a sufficient number of trained professionals with an appropriate level of IFRS, SEC reporting and internal control knowledge, training and experience; (ii) insufficient control activities, as we did not have adequate formal documentation of certain policies and procedures, implementation of all required business process controls, including effective review process of key financial information, and sufficient documentation to evidence the design and operating effectiveness of the control activities; (iii) insufficient information and communication as we did not implement effective controls over the segregation of duties and certain information technology general controls for information systems that are relevant to the preparation of our financial statements; and (iv) insufficient monitoring activities, as we did not have the evidence to support evaluation of the effectiveness of monitoring controls to ascertain whether the components of internal control are present and functioning. Thus, we are unable to evaluate whether other deficiencies, individually or in combination, result in a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

Therefore, we have assessed that we lacked sufficient internal controls to support effective financial reporting as of December 31, 2021, which constitutes a material weakness.

As a result of the material weaknesses described above, management concluded our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2021.

Management’s Plan for Remediation of Material Weaknesses

On May 31, 2022 we completed the sale of substantially all of the Company’s assets and business activities, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program, to KemPharm Denmark A/S (KemPharm), a wholly owned subsidiary of KemPharm Inc. Following completion of the Sale of Assets, we have limited ongoing operational business activities and, as of June 24, 2022, we had two employees.

Considering our limited operational business activities and resources the company will evaluate remediation activities that are commensurate with the size and operations of the company going forward.

C.  Attestation Report of the Registered Public Accounting Firm.

This Annual Report on form 20-F does not include an attestation report of the company's registered public accounting firm because we qualify as an emerging growth company under the JOBS Act.

D.  Changes in Internal Control Over Financial Reporting.

Other than as discussed above, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee is comprised of three non-executive directors, Andrew Mercieca (Chair), Bo Jesper Hansen and George Gemayel. Each member of the audit committee is an “independent director” as set forth in Rule 10A-3 under the Exchange Act. Our board of directors has determined that Andrew Mercieca is an “audit committee financial expert” as defined by applicable SEC rules.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a code of business conduct and ethics (see Exhibit 14.1) that is applicable to all our board members and employees. A copy of the code of conduct is also available on our website at www.orphazyme.com. The board of directors or committees thereof must approve any waivers from the provisions of the code of conduct for the benefit of a director or an executive officer. The board of directors, committees thereof or our compliance officer must approve any waivers from the provisions of the code of conduct for other employees. Any waivers from the provisions of the code of conduct will be disclosed in accordance with applicable securities laws.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our financial statements have been prepared in accordance with IFRS and are audited by EY Godkendt Revisionspartnerselskab (“EY”), of Copenhagen, Denmark, our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States (PCAOB Auditor ID 1757).

EY has served as our independent registered public accountant for each of the years ended December 31, 2019, December 31, 2020 and December 31, 2021.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by EY Godkendt Revisionspartnerselskab.

DKK 000	2021	2020
Audit Fees	2,650	2,646
Audit-related Fees	783	3,820
Tax	—	—
All Other Fees	—	—
Total fees to principal accountants	3,433	6,466

Audit Fees

Audit Fees consist of fees billed for professional services rendered by EY for the audit of our annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related Fees consist of assurance and related services performed by EY that are reasonably related to the performance of the audit of our consolidated financial statements and are not reported under "Audit Fees".

In 2021, Audit-Related Fees consists of services provided by EY for other permitted services, including fees for work performed by EY in connection with the U.S. At -the-Market offering program in November 2021.

In 2020, this also includes fees for work performed by EY in connection with the U.S. listing in September 2020.

Tax Fees

Tax fees consist of aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. No such fees were incurred for the financial periods ending December 31, 2020 and December 31, 2021.

All Other Fees

All other fees consist of aggregate fees for products and services provided by the principal accountant, other than the services outlined above. No such fees were incurred for the financial periods ending December 31, 2020 and December 31, 2021.

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

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC. Accordingly, our shareholders and holders of ADSs will not have the same protections afforded to shareholders of companies that are subject to the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. For an overview of our corporate governance principles, please visit the “Governance” section of our website (www.orphazyme.com) under the “Investor & Media” section.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See “Item 18 – Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS.

The financial statements filed as part of this Annual Report on Form 20-F begin on page F-1.

ITEM 19. EXHIBITS.

Exhibit Number	Description

1.1*	Articles of Association of Orphazyme A/S, as amended February 15, 2022

2.1*	Description of Share Capital and Articles of Association

2.2**

Deposit Agreement, dated September 28, 2020 among Orphazyme A/S, The Bank of New York Mellon, as depositary, and all owners and holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F (File No. 001-39545) filed with the Commission on March 2, 2021).

2.3**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)

2.4**

Description of American Depositary Shares (incorporated by reference to the section entitled “Description of American Depositary Shares” in the Form 424B4 (File number 333-248607) filed with the Commission on September 28, 2020)

4.1*+	Asset Purchase Agreement by and among KemPharm, Inc., KemPharm Denmark A/S and Orphazyme in restructuring, dated May 15, 2022.

4.2**#	Orphazyme A/S - Long-Term Incentive Program (incorporated by reference to Exhibit 10.1 to the Form S-8 Registration Statement (File No. 333-249407) filed with the Commission on October 9, 2020)

4.3*#	Orphazyme A/S - Long-Term Incentive Program 2021 – U.S. Participants.

4.4*#	Orphazyme A/S –Long-Term Incentive Program 2021 – Danish and Swiss Participants.

4.5**#	Orphazyme A/S – Modifications to Long-Term Incentive Program 2021 (incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-39545) filed with the Commission on October 7, 2021).

4.6*#	Orphazyme A/S – Board Incentive Program 2021.

8.1**	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to the Form F-1 Registration Statement (File No. 333-248607) filed with the Commission on September 4, 2020)

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1*	Orphazyme A/S – Code of Business Conduct and Ethics.

15.1**^	Registrant’s Annual Report 2021 (incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-39545) filed with the Commission on June 9, 2022).

101.INS	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page from the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL.

*	Filed herewith
**	Previously filed
#	Indicates a management contract or any compensatory plan, contract or arrangement.
+

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

^

Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Orphazyme A/S

Date: June 28, 2022	By:	/s/ Anders Fink Vadsholt
Anders Fink Vadsholt
Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Orphazyme A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Orphazyme A/S (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Copenhagen, Denmark

June 28, 2022

2021 Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31,

'DKK 000, except per share and share data	Note	2021	2020	2019
Net revenue	2.1	36,193	—	—
Research and development expenses	2.2, 2.3	(329,980)	(361,284)	(285,413)
General and administrative expenses	2.4	(339,516)	(247,250)	(50,541)
Operating loss		(633,303)	(608,534)	(335,954)
Financial income	2.7	12,432	2,444	316
Financial expenses	2.7	(10,609)	(29,071)	(7,359)
Loss before tax		(631,480)	(635,161)	(342,997)
Income tax benefit	2.8	4,941	1,915	5,500
Net loss for the year		(626,539)	(633,246)	(337,497)
Items that will be reclassified subsequently to the Statement of Profit or Loss:
Exchange difference from translation of foreign operations		(302)	605	67
Total comprehensive loss		(626,841)	(632,641)	(337,430)

Weighted-average shares outstanding		34,924,702	28,366,469	20,024,692
Loss per share, basic and diluted (DKK)	4.3	(17.94)	(22.32)	(16.85)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31,

DKK 000 ASSETS	Note	2021	2020
Non-current assets
Intangible assets	3.1	2,152	12,454
Right-of-use assets	3.2	5,434	14,859
Property, plant, and equipment	3.3	2,985	4,687
Corporation tax receivable	2.8	2,750	2,750
Deferred tax assets	2.8	—	2,065
Prepayments and deposits	3.4	964	2,014
Total non-currents assets		14,285	38,829
Current assets
Corporation tax receivable	2.8	7,229	5,500
Trade receivables	3.5	29,268	—
Prepayments and other receivables	3.4	20,192	51,235
Inventory	3.6	—	—
Cash	3.8	102,255	726,929
Total current assets		158,944	783,664
Total assets		173,229	822,493

EQUITY AND LIABILITIES	Note	2021	2020
Equity
Share capital	4.2	34,952	34,698
Share premium		2,082,486	2,082,254
Other reserves		2,899	6,494
Accumulated deficit		(2,110,998)	(1,502,921)
Total equity		9,339	620,525
Non-current liabilities
Borrowings	3.7	2,482	23,830
Lease liabilities	3.2	3,925	9,877
Discount and rebate liabilities	3.7	28,293	—
Other non-current liabilities	3.7	98	1,634
Total non-current liabilities		34,798	35,341
Current liabilities
Provisions		—	—
Borrowings	3.7	30,983	33,349
Lease liabilities	3.2	2,578	3,657
Trade payables and accruals	3.7	57,524	72,135
Tax payables		584	4,159
Discount and rebate liabilities	3.7	7,900	—
Other liabilities	3.7	29,523	53,327
Total current liabilities		129,092	166,627
Total equity and liabilities		173,229	822,493

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

DKK 000				Other reserves
	Notes	Share capital	Share premium	Foreign currency translation reserve	Share-based compensation – acquisition of intangible assets	Accumulated deficit	Total
Balance as of December 31, 2018		19,939	924,021	42	9,070	(564,823)	388,249
Net loss for the year						(337,497)	(337,497)
Other comprehensive income (loss)				67		—	67
Total other comprehensive income (loss)		—	—	67	—	(337,497)	(337,430)
Transactions with owners:
Capital increase in connection with issuance of bonus shares	3.1	26			(1,197)	1,171	—
Issuance of Matching Shares, net of costs	2.6	19					19
Share-based compensation expense	2.6					2,131	2,131
Total transactions with owners		45	—	—	(1,197)	3,302	2,150
Balance as of December 31, 2019		19,984	924,021	109	7,873	(899,018)	52,969
Net loss for the year						(633,246)	(633,246)
Other comprehensive income				605			605
Total other comprehensive income (loss)		—	—	605	—	(633,246)	(632,641)
Transactions with owners:
Capital increase in connection with issuance of bonus shares	3.1	21			(2,094)	2,073	—
Capital increase in connection with exercise of RSUs	4.2	13	717				730
Capital increase related to directed issue and private placement	4.2	7,033	738,458				745,491
Transaction costs related to directed issue and private placement			(51,243)				(51,243)
Capital increase in connection with US listing	4.2	7,616	526,918				534,534
Transaction costs related to the US listing			(56,616)				(56,616)
Issuance of Matching Shares, net of costs	2.6	31					31
Share-based compensation expense	2.6					27,270	27,270
Total transactions with owners		14,714	1,158,233	—	(2,094)	29,343	1,200,196
Balance as of December 31, 2020		34,698	2,082,254	714	5,780	(1,502,921)	620,525
Net loss for the year						(626,539)	(626,539)
Other comprehensive income				(302)			(302)
Total other comprehensive income (loss)		—	—	(302)	—	(626,539)	(626,841)
Transactions with owners:
Capital increase, issuance of Matching Shares, net of costs	4.2	170					170
Capital increase, Bonus Shares	3.1	22			(1,645)	1,623	—
Cash settlement of Bonus Shares	3.1				(1,648)		(1,648)
Capital increase, issuance of sign-on bonus shares to former CEO	4.2	58					58
Capital increase, exercise of RSUs	4.2	4	232				236
Share-based compensation expense	2.6					16,838	16,838
Total transactions with owners		254	232	—	(3,293)	18,461	15,654
Balance as of December 31, 2021		34,952	2,082,486	412	2,487	(2,110,998)	9,339

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

DKK 000	Note	2021	2020	2019
Net loss		(626,539)	(633,246)	(337,497)
Reversal of non-cash items:
Equity-settled share-based compensation expense	2.6	16,019	28,105	2,549
Depreciation and amortization	2.2, 2.4	18,111	5,200	3,803
Financial income		(12,432)	(2,444)	(316)
Financial expenses		10,608	29,071	7,359
Income tax benefit		(4,941)	(1,915)	(5,500)
Exchange rate adjustments		—	—	—
Change in working capital:
Change in prepayments, deposits, and other receivables	3.4, 3.5	2,826	(33,662)	4,920
Change in trade payables, accruals, and other liabilities	3.7	(3,758)	76,424	(2,844)
Corporation taxes received		5,500	5,500	5,500
Corporation taxes paid		(1,738)	(1,431)	—
Interest received		37	45	388
Interest paid		(6,263)	(10,723)	(5,181)
Net cash used in operating activities		(602,571)	(539,076)	(326,818)
Investing activities
Purchase of intangible assets	3.1	(902)	(2,736)	(508)
Purchase of property, plant, and equipment	3.3	(92)	(2,365)	(2,777)
Proceeds from sale of property, plant and equipment		1,040	—	—
Net cash used in investing activities		46	(5,101)	(3,285)
Financing activities
Proceeds from borrowings	3.7	—	—	62,758
Repayment of borrowings		(25,657)	(10,535)	—
Repayment of lease obligations	3.2	(3,503)	(2,970)	(3,838)
Proceeds from issuance of shares		464	1,280,786	19
Cash settlement of Bonus Shares		(1,648)	—	—
Transaction costs related to issuance of shares		—	(107,859)	—
Net cash provided by financing activities		(30,344)	1,159,422	58,939
Net change in cash		(632,869)	615,245	(271,164)
Effects of changes in exchange rates		8,195	(11,904)	46
Cash at the beginning of the year		726,929	123,588	394,706
Cash at the end of the year		102,255	726,929	123,588

The accompanying notes form an integral part of these consolidated financial statements.

SECTION 1Basis of preparation and significant accounting policies

1.1	CORPORATE INFORMATION

Orphazyme A/S (the “Company”) was, as of December 31, 2021 and until recently, involved in the research and development of novel therapeutics for the treatment of neurodegenerative rare diseases, including Niemann-Pick disease type C, or NPC.

The Company is headquartered in Copenhagen, Denmark and is publicly traded on Nasdaq Copenhagen. In September 2020, the Company listed American Depositary Shares (ADSs) on the Nasdaq Global Select Market. In March 2022, Orphazyme A/S voluntarily delisted the ADSs from the Nasdaq Global Select Market in the US.

In April 2018, a wholly-owned subsidiary, Orphazyme U.S., Inc., was incorporated in Delaware, USA and in March 2020, a wholly-owned subsidiary, Orphazyme Schweiz GmbH, was incorporated in Zug, Switzerland (together with Orphazyme A/S, “Orphazyme” or “the Group”).

In February 2022, Orphazyme announced that it had been notified by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) of a negative trend vote as part of the ongoing review of the Marketing Authorisation Application (MAA) for its investigational product candidate, arimoclomol, for the treatment of Niemann-Pick disease type C (NPC) following an oral explanation.

In light of the negative trend vote and considering Orphazyme’s financial situation at the time, the Board of Directors of Orphazyme filed a petition for an in-court restructuring of Orphazyme, which commenced in March 2022.

In May 2022, as part of the in-court restructuring proceedings, Orphazyme sold substantially all of its assets and business activities to KemPharm Denmark A/S (KemPharm), a wholly owned subsidiary of KemPharm Inc., a specialty pharmaceutical company focused on the discovery and development of novel treatments for rare central nervous system diseases, and KemPharm retained all of Orphazyme’s remaining Danish employees. The in-court restructuring proceedings were discontinued on May 30, 2022.

As of the date of publication of this annual report, Orphazyme has limited ongoing operational business activities and only two employees.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on June 7, 2022.

Information on COVID-19

As of 31 December 2021 and as of the date of publication of the annual report, there is no material impact directly related to COVID-19 on the Group’s consolidated financial statements, including the judgements and estimates applied. Specifically, following the sale of substantially all of its assets and business activities to KemPharm, Orphazyme is no longer involved in the conduct of clinical trials and has limited operational business activities and employees. Other parts of the business and operations may be adversely impacted by the effects of COVID-19, for example: the productivity of our staff; our relationships with vendors and other parties and significant disruption of global financial markets. We will continue to monitor the COVID-19 pandemic and its potential impact on our business and financials.
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

Materiality

The consolidated financial statements and parent company financial statements are prepared based on the concept of materiality, which considers both quantitative and qualitative factors. Items that are considered individually significant or are required under the minimum presentation requirements of IFRS are presented separately. If items are individually immaterial, they are aggregated with other items of similar nature in the financial statements or in the notes.
1.3	SIGNIFICANT ACCOUNTING POLICIES

A detailed description of accounting policies and significant accounting estimates and judgements related to specific financial statement line items is presented in each note to the relevant line item. The consolidated financial statements and parent company financial statements have been prepared on a historical cost basis except for share-based compensation and the embedded derivative in our borrowings, which is measured at fair value.

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

Segment information

Although Orphazyme established a US subsidiary in 2018 and a Swiss subsidiary in 2020, the Group is managed and operated as one business unit that is reflected in the internal reporting. No separate lines of business or separate business entities have been identified with respect to any product candidate or geographical market and no segment information is currently disclosed in the Group’s internal reporting. For the years ended December 31, 2020 and 2019, the Group generated no revenue and for the year ended December 31, 2021 the Danish entity generated revenue which is disclosed in a separate note. For the years ended December 31, 2021, 2020 and 2019 all material non-current assets are located in Denmark.

1.4	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The use of reasonable estimates and judgements is an essential part of the preparation of the consolidated financial statements and parent company financial statements. Given the uncertainties inherent in the Group’s business activities, Management must make certain significant accounting estimates and judgements, which affect the application of accounting policies and therefore the reported amounts of assets, liabilities, expenses, and disclosures in the consolidated financial statements and parent company financial statements. The significant accounting estimates and judgements identified are those that have a significant risk of resulting in a material adjustment to the consolidated financial statements. Management bases its estimates on historical experience, assumptions, and information currently available and deemed to be reasonable at the time the consolidated financial statements are prepared. However, actual amounts may differ from the estimated amounts as more detailed information becomes available. Estimates and assumptions are reviewed on an ongoing basis and, if necessary, changes are recognized in the period in which the estimate is revised. Management has made significant accounting estimates and judgements in the following areas, which are further presented in each note to the relevant financial statement line items:

•	Estimate of net revenue and clawback liability recognized using the ‘expected value’ method (Note 2.1)
•	Estimate of research and development expenses associated with clinical trials (Note 2.3) and related prepayments (Note 3.4) and accruals (Note 3.6)
•	Estimate of inputs and assumptions used in share-based compensation valuation models (Note 2.6)
•	Estimate of the fair value of licenses (Note 3.1)
•	Estimate relating to the incremental borrowing rate to measure lease liabilities (Note 3.2)
•	Judgement and estimate relating to pre-launch drug product inventory (Note 3.5)
•	Judgement regarding the recognition of deferred tax assets related to taxable losses to be carried forward (Note 2.8)
•	Judgement regarding management’s assessment of the company’s ability to continue as a going concern (Note 4.1)

Please refer to the specific referenced notes for further information on the significant accounting estimates and judgements as well as assumptions applied.

1.5	NEW IFRS STANDARDS APPLICABLE TO THE GROUP

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2021 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued
•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16 if the change were not a lease modification.

The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022. The amendment applies to annual reporting periods beginning on or after 1 April 2021. However, the Group has not received Covid-19-related rent concessions, but plans to apply the practical expedient if it becomes applicable within the allowed period of application.

New IFRS Standards not yet effective

The IASB has issued a number of new standards and updated some existing standards, which are effective for accounting periods beginning January 1, 2022 or later.  Therefore, they are not incorporated in these consolidated financial statements and parent company financial statements. There are no standards presently known that are not yet effective and that would be expected to have a material impact on our current or future reporting periods.
1.6	SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

In January 2022, Christophe Bourdon resigned his position Chief Executive Officer of Orphazyme, to take on the role of CEO at another company. Anders Vadsholt was appointed CEO of Orphazyme, effective March 1, 2022 in addition to his position as Chief Financial Officer.

In February 2022, the Company issued new shares as a result of the utilization of the Company’s U.S. At-the-Market Offering Program with Cowen and Company, LLC (“Cowen”). On February 11, 2022, a total of 360,000 ordinary shares of nominally DKK 1 each, represented by American Depositary Shares (“ADSs”), were issued by the Company and sold in the market by Cowen as the sales agent at market price as determined by the Company’s Board of Directors in accordance with the authorization in article 3.1 of the Company’s Articles of Association. Gross proceeds from the issue of new shares was USD835,668.00.

In February 2022, Andrew Mercieca was elected as new member of the Board of Directors at the Extraordinary General Meeting.

In February 2022, the Company was notified of a negative trend vote by the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP), for its Marketing Authorisation Application (MAA) for arimoclomol for NPC, causing the Company to initiate in-court restructuring proceedings in March 2022.

During the restructuring proceedings, mass redundancies took place and employees were released from their duties to reduce payroll costs. The MAA filed with EMA was withdrawn in March 2022. In addition, the Company voluntarily delisted the ADSs from the Nasdaq Global Select Market in the US, which became effective in March 2022.

In May 2022, the Company announced that it had signed an agreement to sell substantially all of the Company’s assets and business activities, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program, to KemPharm Denmark A/S (KemPharm), a wholly owned subsidiary of KemPharm Inc., for a total of USD 12.8 million in cash and assumed liabilities estimated to equal approximately USD 5.2 million (the Sale of Assets). KemPharm is a specialty pharmaceutical company focused on the discovery and development of novel treatments for rare central nervous system diseases. Under the terms of the agreement, KemPharm agreed to acquire substantially all of Orphazyme’s assets and business activities, including those relating to the development and approval of arimoclomol, retain a majority of Orphazyme’s remaining Danish employees, continue the early access programs with arimoclomol and pursue the potential approval of arimoclomol as a treatment option for NPC. The transaction has been considered a non-adjusting event and did not indicate any impairment of assets for the year ending December 31, 2021.

The Restructuring Proposal was adopted by the creditors and affirmed by the Danish Maritime and Commercial High Court May 30, 2022. The restructuring proceedings were discontinued on May 30, 2022 and by completing the Sale of Assets to KemPharm Denmark A/S on May 31, 2022. Orphazyme will pay its debts to the creditors in accordance with the Restructuring Proposal.

In May 2022, Stephanie Okey, Carrolee Barlow and Martin Bonde stepped down from their positions as members of the Board of Directors, with the view to reduce the number of members of the Board of Directors to three members.

In June 2022, Orphazyme A/S repaid the full remaining loan to Kreos Capital VI (UK) Ltd. At the repayment all pledges and securities withdrew. All (undisputed and unconditional) debts related to the time prior to restructuring have been or will be paid in full in the coming months.

Orphazyme’s current share-based compensation programs are expected to have a limited value, due to the decreasing share price and the disclosed Sale of Assets.

SECTION 2	Result of the Year
2.1	NET REVENUE

§ ACCOUNTING POLICIES

Orphazyme recognizes revenue when fulfilling its performance obligation by transferring control of promised goods or services to its customer, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. Revenue is recognized net of sales deductions, including discounts and rebates and revenue based taxes. Orphazyme recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers and, as a result, follows the five-step model when recognizing revenue: 1) identifying a contract; 2) identifying the performance obligations; 3) determining the transaction price; 4) allocating the price to the performance obligations; and 5) recognizing revenue when the performance obligations have been fulfilled.

Net revenue comprises revenue from the sale of arimoclomol for the treatment of NPC under the remunerated early access compassionate use program (“nATU”) in France. An early access compassionate use program is a program giving specific patients access to a drug, which is not yet approved for commercial sale.

Only drugs targeting serious or rare indications and for which there is currently no appropriate treatment are considered for early access compassionate use programs. Further, to be considered for the early access compassionate use program, the drug must have proven efficacy and safety and must either be undergoing price negotiations or seeking marketing approval.

Revenue is recognized when the drug products are sold to the customer, i.e., at the time when control over the drug product is transferred to the third-party customer. Under the French nATU, the manufacturer can set its own price for the drug products until a price agreement with the authorities is in place. Any excess in the price charged by the manufacturer compared to the price agreed with the health authorities once the drug product is approved in France must be repaid. The repayment is considered in the clawback liability. The liability is disclosed in note 3.7, which also explains the net to gross revenue.

All sales and distributions of arimoclomol are included in the service agreement with Clinigen Health Limited, who keep Orphazyme goods on a consignment stock until it is transferred to third-party customer.

The following table presents net revenue for the years ended December 31:

DKK 000	2021	2020	2019
Revenue by type
Revenue from sale of goods	36,193	—	—
Revenue by partner
Clinigen Health Limited	36,193	—	—
Geographical areas
France	36,193	—	—

Estimate of net revenue and clawback liability recognized using the ‘expected value’ method

Accounting for net revenue and clawback liability requires determination of the most appropriate method for the expected final transaction price, which depends on the terms and conditions in the contracts with the French Health Authorities, and is subject to price negotiations with the French Health Authorities, following a market approval. This estimate also requires assumptions in respect inputs to the method, including current pricing of comparable marketed products within the rare decease area in France. Management has considered the expected final sales price as well as the price of similar drug products.

Management has based their initial sales prices on comparable drug products for arimoclomol, and the estimate of the clawback liability on the basis of the average cost of treatment which the Authorities are expected to cover.

In the estimate for clawback liability, Management have applied relevant available market data. Management’s assumptions are based on available relevant market information regarding average treatment cost of the most comparable drugs possible in the rare disease area in Europe. The Company is operating within rare disease therapeutic area where there is unmet treatment need and hence a limited number of comparable commercialized drugs products. The limited available relevant market information for directly comparable commercialized drugs within rare deceases increases the uncertainty in managements estimate. However, as mentioned in note 1.6 and 3.7, the clawback liability has been transferred to Kempharm at the carrying amount subsequently to the balance sheet date and on the basis of the amounts estimated by management.
2.2	RESEARCH AND DEVELOPMENT EXPENSES

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

In line with industry practice, Orphazyme expenses all research costs. Development costs that do not meet the definition of an asset are also expensed as incurred. Due to regulatory and other uncertainties inherent in the development of new products, development costs do not qualify for capitalization as intangible assets until marketing approval by a regulatory authority is obtained or highly probable. In addition, pre-launch inventory costs are recognized under Research and Development (see Note 3.6). Cost of goods sold relating to products sold are included in the cost recognized under Research and Development.

Clinical trial costs are a significant component of research and development expenses. The Groups’s clinical trials are performed by third-party Contract Research Organizations (CROs) and in order to estimate the amount of costs to charge to expense Management has developed expense models for each clinical trial based on estimates and assumptions.

The clinical trials generally have three distinctive stages.

•	Start-up stage: initial setting up of the trial
•	Treatment stage: site and trial management during the dosing period
•	Wrap-up stage: close down and reporting of the trial

For each clinical trial for which information about the actual services delivered by the CRO are not provided on a regular current basis, the Group reviews the approved budgets for the clinical trial from the original executed agreements and categorizes the individual costs according to the three stages described above. The start-up activities, which include site recruitment, regulatory applications and investigator meetings, usually are performed reasonably uniformly throughout the start-up stage and the related costs are expensed ratably over this stage, which reflects the manner in which related services are rendered by the CRO.

The start-up stage is followed by the treatment stage, during which patients are dosed with the drug under study and results are monitored and measured. The costs incurred in this stage of the trial, which comprises the major portion of the total cost of the clinical trial, is mainly driven by the number of enrolled patients undergoing treatment. The Group estimates the costs attributable to activities performed in this stage of the trial on a per-patient basis. These costs are expensed over the treatment stage as patients are enrolled and undergo treatment, as reported by the CRO. After the last patient has been treated, the trial begins to be closed down and activities are performed related to data quality assurance and analysis. These activities are performed reasonably uniformly throughout the wrap-up stage and are expensed ratably over this last stage. Other costs, such as central laboratory costs and drug supply costs, are expensed as incurred, which is typically when the service has been rendered or the goods delivered.

CROs invoice the Group upon the occurrence of predetermined milestones (such as the enrollment of patients); however, the timing of these invoices and the Group’s related payments often do not correspond directly to the level of performance of contracted activities. To the extent payments are made by the Group in advance of the related activities performed by the CROs, they are included in prepayments to vendors (see Note 3.4) and expensed in accordance with the expense model discussed above. To the extent that the payments are made by the Group following the performance of the related activities, the expense is reflected as an accrual (see Note 3.7) in accordance with the expense model.

Research and development expenses include costs arising from research and clinical development activities including employee costs for research and development personnel (i.e. salaries, bonuses, employer contributions to pension schemes, share-based compensation), legal expenses related to the protection, defense and enforcement of the Group’s intellectual property, depreciation of right-of-use assets associated with facilities and equipment used for research and development purposes, as well as close down and restructuring costs for clinical trial close-out costs and employee redundancies. The following table presents research and development expenses recognized for the years ended December 31:

DKK 000	2021	2020	2019
External costs	229,942	261,136	218,143
Employee costs (Note 2.5)	86,329	96,108	64,167
Depreciation, amortization and impairment (Notes 3.1, 3.2, 3.3)	13,709	4,040	3,103
Total research and development expenses	329,980	361,284	285,413

External costs comprise mainly expenses related to third party vendors providing services related to our research and development activities and facility costs. External costs in 2021 include expense from write-down of pre-launch inventory of DKK 80.2m (Note 3.6). Further, research and development expenses include costs relating to products sold under the French early access compassionate use program.

Included in total research and development expenses is an amount of DKK 34.5 million attributable to restructuring activities, i.e. clinical trial close-out costs and impairment of intangible assets (DKK 33.1 million) and employee redundancies (DKK 1.4 million).

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

2.3	GOVERNMENT GRANTS

§ ACCOUNTING POLICIES

Government grants are recognized when there is reasonable assurance that the funding will be received, and all underlying conditions will be fulfilled. Income from grants is recognized in the Statement of Profit or Loss as a reduction of the related expenses being reimbursed in the period when the related expenses are incurred.

Government grants comprise research funding from the Danish government and the European Union. The grants received by Orphazyme provide reimbursement for certain project-specific research and development expenses, including wages and salaries. During the year ended December 31, 2020, Orphazyme was awarded a new government grant that provides for the reimbursement of one-third of research costs incurred in connection with the new molecular entity project over the next two years.  The maximum amount to be reimbursed under this grant is DKK 5 million, which is to be reimbursed on a quarterly basis.  During 2021, Orphazyme has received grant and other funding of DKK 1.4 million (2020: DKK 0.0 million; 2019: 0.1 million).

As of the year ended December 31, 2021, the total amount receivable under government grants is DKK 0.0 million (2020: DKK 0.1 million) and is classified as Current Other Receivables in the Statement of Financial Position, as all remaining funding from grants is receivable within the next year (Note 3.4). One grant had been paid to Orphazyme in advance in a previous year and income related to this grant had been deferred in 2020 (DKK 0.0 million) and 2019 (DKK 0.1 million).  The deferred income was presented in the Statement of Financial Position as current other liabilities (Note 3.7). As of December 31, 2021, all income related to that grant has been recognized.

All the grants received are subject to repayment clauses upon breach of conditions to maintain the terms under which the grant was awarded. Orphazyme has complied with and anticipates continuing to fully comply with all such terms.

With reference to note 1.6, significant events have occurred after the reporting period, which is relevant in the understanding of this item. The events disclosed in note 1.6 have not been taking into account in the current reporting period.

2.4	GENERAL AND ADMINISTRATIVE EXPENSES

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

The following table presents general and administrative expenses for the years ended December 31:

DKK 000	2021	2020	2019
External costs	192,913	118,971	23,847
Employee costs (Note 2.5)	142,201	127,120	25,995
Depreciation (Notes 3.2 and 3.3)	4,402	1,159	699
Total general and administrative expenses	339,516	247,250	50,541

External costs comprise expenses related to third party vendors providing assistance with establishing a commercial organization and the escalation of launch preparation activities, including hiring a commercial team in our subsidiaries in the U.S. and Switzerland, market access activities, and medical affairs activities to further engage with the scientific community through communication and education programs. In addition, external costs comprise expenses related to administrative services such as legal and accounting support, IT, and investor relations. In 2021 costs as well comprise expenses related to restructuring activities, i.e. employee redundancies and termination of onerous contracts.

Included in these amounts is DKK 12.1 million attributable to restructuring activities, i.e. employee redundancies (DKK 11.4 million) and termination of onerous contracts (DKK 0.7 million).

2.5	EMPLOYEE COSTS

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

The following table presents Employee Costs, including remuneration to the Board of Directors and Executive Management, for the years ended December 31, 2021, 2020 and 2019. Refer to note 4.5 for more discussion on remuneration of Board of Directors and Executive Management.

DKK 000
Employee costs	2021	2020	2019
Salaries	167,316	131,606	68,719
Cash bonus	16,663	40,481	8,707
Share-based compensation (Note 2.6)	15,576	27,258	2,405
Pension	12,963	11,313	5,561
Other social security contributions	4,113	5,172	875
Other staff costs	8,066	3,083	862
Total employee costs excluding board remuneration	224,696	218,913	87,129
Board remuneration (Note 4.5)	3,391	3,469	2,888
Board share-based compensation (Note 2.6 and Note 4.5)	443	846	145
Total employee costs	228,530	223,228	90,162

Recognized as follows in the statement of Profit or Loss
Research and development expenses	86,329	96,108	64,167
General and administrative expenses	142,201	127,120	25,995
Total employee costs	228,530	223,228	90,162

Average number of full-time employees	130	117	74
Year-end number of full-time employees	62	141	86

2.6	SHARE-BASED COMPENSATION COSTS

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

With reference to note 1.6, significant events have occurred after the reporting period, which is relevant in the understanding of this item. The events disclosed in note 1.6 have not been taking into account in the current reporting period.

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

The participants in the 2017 LTIP may be allocated a number of shares in Orphazyme (“Performance Shares”) at a price per Performance Share of DKK 1 at the end of a vesting period of four years from Orphazyme’s first day of trading and official listing on Nasdaq Copenhagen. The number of Performance Shares should be proportional to the potential increase in the price of Orphazyme’s shares at the time of exercise compared to the offer price. The potential increase in the price of Orphazyme’s shares was calculated as the volume-weighted average share price as quoted on Nasdaq Copenhagen during the 10 trading days preceding the vesting date. The maximum allocation of Performance Shares was six shares for the CEO and four shares for the other participants multiplied by the number of Investment Shares subscribed for in connection with the IPO. Performance Shares was allocated on a linear scale with maximum allocation triggered by an 80% increase in share price, whereas no Performance Shares would be allocated if the price of Orphazyme’s shares has increased 20% or less at the end of the vesting period. Among other things, vesting was also subject to the participants having maintained ownership of their Investment Shares and continued employment. Based on the number of Investment Shares subscribed for, a total maximum of 86,700 Performance Shares could be issued at the end of the vesting period. The vesting period ended in November 2021 with no performance shares granted as the minimum increase of 20% over the vesting period was not met.

In addition, the participants were allocated a number of shares in Orphazyme (“Matching Shares”) at a price per Matching Share of DKK 1 in connection with the first anniversary of the subscription date of the Investment Shares. The number of Matching Shares was equal to the number of Investment Shares subscribed for and vesting was subject to the participants having maintained ownership of their Investment Shares and continued employment during the one-year vesting period. By March 2019, all 19,175 Matching Shares under the 2017 LTIP vested in full and were issued against a nominal payment of DKK 1 per share.

In July 2019, the Company initiated a 2019 long-term investment program (2019 LTIP) for the Executive Management and certain Key Employees with the same terms and conditions as the 2017 LTIP, i.e. Matching Shares vesting over one year and Performance Shares vesting over four years. In July 2020, 31,250 matching shares fully vested and were issued against a nominal payment of DKK 1 per share. The maximum number of Performance Shares that can vest in July 2023 as part of the 2019 LTIP is 125,000.

In July 2020, the Company initiated a 2020 long-term investment program (2020 LTIP) for the Executive Management and certain other employees with the same terms and conditions as the 2017 LTIP and the 2019 LTIP.  However, in case of termination of a participant’s employment and designation as a Good Leaver, the right to receive Matching Shares and Performance Shares will be prorated and calculated through the date of notice of termination.  During 2020, awards were granted on four different grant dates shown in the table below. Matching Shares for all awards granted under the 2020 LTIP was fully vested on January 1, 2021. The maximum number of Performance Shares that can vest in January 2024 as part of the 2020 LTIP is 489,757.

In April 2021, the Group initiated a 2021 new long-term share-based incentive program (original 2021 LTIP) for the Executive Management and other employees. The LTIP grants comprise Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) which entitle the participants, subject to vesting occurring, to be allocated a number of shares in the Company, equivalent to the number of vested RSUs and/or PSUs, against payment of the par value of each share. The RSUs will have a total vesting period of three years (beginning on January 1 or July 1 in 2021) and with one third of the granted RSUs vesting on each January 1 or July 1 in the following three financial years. The PSUs will have a total vesting period of three years (beginning on January 1 or July 1 in 2021) and with the granted PSUs vesting, in whole or in part, on January 1 or July 1 in the third year. Vesting of RSUs is not conditional upon achieving any financial or non-financial targets, whereas vesting of PSUs is conditional upon an increase in the quoted share price of the Company’s shares, while vesting of both RSUs and PSUs is conditional upon the participant remaining employed with a group member throughout the total vesting period. However, in case of termination of a participant’s employment and designation as a Good Leaver, the right to receive vested RSUs or PSUs will be prorated and calculated through the date of release of the Participant’s work obligations. The vested RSUs and PSUs can only be exercised within four months after the expiration of the total vesting period. However, the delivery period may be extended to the next open trading window in certain circumstances. The original LTIP were expected to comprise up to 607,460 shares in total.

In October 2021, the Group initiated a modified 2021 long-term share-based incentive program (modified 2021 LTIP) for the Executive Management and other employees. The terms of the modified LTIP are the same as the LTIP that was implemented in April 2021, however, the number of RSUs and PSUs and the applicable performance target for the PSUs were reset, calculated based on a share price equal to DKK 31.94 per share, corresponding to the volume weighted average share price of the Company’s shares as quoted on Nasdaq Copenhagen during the ten (10) trading days from September 1, 2021. The exercise of the RSUs and PSUs to be granted under the modified LTIP is conditional upon the participant not exercising his or her RSUs or PSUs granted in April 2021, which will subsequently lapse and no longer be exercisable, and are therefore considered replacement equity instruments for the cancelled equity instruments. The fair value of the originally granted RSUs and PSUs at the date of the modification was determined to be DKK 24.72 and DKK 7.70, respectively. The incremental fair value, calculated based on the number of modified awards granted multiplied with the modified unit fair value less the fair value of the original LTIP granted remeasured at the modification date, will be recognised as an expense over the period from the modification date to the end of the vesting period. The expense for the original LTIP grant will continue to be recognised as if the terms had not been modified. In connection with the modified LTIP, the members of Executive Management received an extraordinary grant of RSUs and PSUs corresponding to 100% of the grant under the modified LTIP and on the same terms as the modified LTIP, and the sign-on RSUs granted to the CEO in April 2021 were also reset after the same principles as the modified LTIP but with immediate vesting upon grant. The modified LTIP including the other share-based retention grants to the Executive Management are expected to comprise up to 595,916 shares in total.

The fair value of RSU awards was estimated using a Black Scholes option valuation model, whereas all other LTIP awards were estimated using a Monte-Carlo simulation model at the respective grant dates, considering the terms and conditions on which the awards were granted.

The risk-free interest rate has been estimated based on Danish government bonds with similar maturities. Since November 2020, expected volatility has been determined based on the Group’s own historical volatility, as the Company has been publicly traded for three years.  Before November 2020, expected volatility was determined based on the historical volatility of comparable listed companies. The Group does not plan to pay out dividends in the foreseeable future.

The following table presents the fair value of the shares granted in the last three years under each program and the inputs used in the valuation models at the respective grant dates:

Program	2021 RSU	2021 PSU	2021 RSU	2021 PSU
	Oct 2021	Oct 2021	Apr 2021	Apr 2021
Grant date	(modified)	(modified)	(original)	(original)
Fair value at the measurement date (DKK 000)	24.72	12.56	58.04	20.02
Dividend yield (%)	-	-	-	-
Expected volatility (%)	98.6%	98.6%	55.6%	55.6%
Risk-free interest rate (%)	(0.61%)	(0.61%)	(0.53%)	(0.53%)
Expected life of awards (years)	0.23-2.23	2.23	0.69-2.69	2.69
Weighted average share price (DKK)	25.70	25.70	59.05	59.05

Program	2020 LTIP	2020 LTIP	2020 LTIP	2020 LTIP
Grant date	Dec 2020	Oct 2020	Sep 2020	Aug 2020
Fair value at the measurement date (DKK 000)	446	4,464	1,482	44,126
Dividend yield (%)	-	-	-	-
Expected volatility (%)	45.9%	56.5%	56.1%	55.4%
Risk-free interest rate (%)	(0.66%)	(0.60%)	(0.59%)	(0.54%)
Expected life of awards (years)	3.06	3.24	3.24	3.35
Weighted average share price (DKK)	56.30	68.50	83.50	90.10

Program	2019 LTIP
Grant date	Aug 2019
Fair value at the measurement date (DKK 000)	6,214
Dividend yield (%)	—
Expected volatility (%)	51.8%
Risk-free interest rate (%)	(0.70%)
Expected life of awards (years)	3.42
Weighted average share price (DKK)	62.6

The following table presents the weighted average remaining contractual life in years of the Performance Shares of the LTIP awards outstanding at December 31 for the respective year presented.  Matching Shares under all of the LTIP programs were fully vested as of January 1, 2021 :

	2021	2020
Program
2020 LTIP	2.0	3.0
2019 LTIP	1.7	2.7

The exercise price for each LTIP award outstanding as of December 31, 2020 was DKK 1 (2019: DKK 1; 2018:  DKK 1).

The table below summarizes the activity related to the LTIP awards for the years ended December 31:

	Executive	Key	Total	Awards
DKK 000	Management	Employees	Awards	exercisable
Outstanding at December 31, 2019	6,250	25,000	31,250
Granted	52,865	119,623	172,488
Exercised	(6,250)	(25,000)	(31,250)
Expired	—	—	—
Forfeited	—	(937)	—
Outstanding at December 31, 2020	52,865	118,686	172,488	172,488
Granted
Exercised	(52,865)	(118,686)	(172,488)
Expired	—	—	—
Forfeited	—	—	—
Outstanding at December 31, 2021

For the year ended December 31, 2021, DKK 17.1 million (2020: DKK 17.9 million; 2019: DKK 2.1 million) was recognized as compensation expense related to the LTIP awards. Of the total expense, DKK 6.8 million (2020: DKK 8.2 million; 2019: DKK 0.7 million) is attributed to the Executive Management.

b) Phantom share-based incentive program (cash-settled)

In June 2018, Orphazyme introduced a four-year phantom share-based incentive program (the “2018 Phantom Shares Program”) for all employees other than the Executive Management and Key Employees under the LTIP. Programs with similar terms and conditions were initiated in August 2019 (2019 Phantom Shares Program) and December 2020 (2020 Phantom Shares Program), respectively.

The Phantom Shares Programs are based on the share price of the Company and entitles the participants to a cash bonus if there has been an increase of at least 20% in Orphazyme’s share price compared to the entry price at the grant date. The Phantom Shares Programs will not have any dilutive effect on the shareholders of Orphazyme as the phantom shares do not constitute or qualify for actual shares in Orphazyme.

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

The entry price per phantom share for the 2018 and 2019 Phantom Programs was DKK 61 and for the 2020 Phantom Program was DKK 71.2. The entry prices were calculated on the basis of the volume-weighted average closing price of Orphazyme’s share on Nasdaq Copenhagen during a period of 10 trading days prior to the introduction of the respective Phantom Shares Program. The phantom shares will automatically be settled in cash at the end of January 2023 for the 2018 Phantom Shares Program, at the end of January 2024 for the 2019 Phantom Shares Program and at the end of January 2024 for the 2020 Phantom Shares Program by subtracting the entry price per share from the market price per share and multiplying the change by the total number of granted phantom shares, presuming the market-based condition (share price increase by 20%) is met . The market price per share will be based on the volume-weighted average closing price of Orphazyme’s shares on Nasdaq Copenhagen during a period of 10 trading days prior to the settlement of the phantom shares.

The employee’s cash award for each program is capped and cannot exceed a gross amount of DKK 37,500 or DKK 75,000 per employee per program, depending on the number of phantom shares allocated to the respective employee under the program. Based on the number of participants in the Phantom Shares Programs as of December 31, 2021 and 2020, the programs are expected to consist of up to a total of 41,351  phantom shares.

As of December 31, 2020, all phantom shares granted under the Phantom Shares Program were only granted to employees of Orphazyme. No phantom shares were forfeited or expired, and none of the phantom shares were eligible for exercise.

As the Phantom Shares Programs are cash-settled, the fair value of the phantom shares granted as part of the program is estimated at each reporting date. For the year ended December 31, 2021, an aggregate amount of DKK (0.3) million (2020: DKK 0.1 million; 2019: DKK 0.3 thousand) was recognized as compensation expense related to the Phantom Shares Programs, with a corresponding amount recognized as a non-current liability as the earliest settlement is in January 2023 (Note 3.7).The risk-free interest rate has been estimated based on Danish government bonds with similar maturities. Since November 2020, expected volatility has been determined based on the Company’s own historical volatility, as the Company has been publicly traded for three years.  Before November 2020, expected volatility was determined based on the historical volatility of comparable listed companies.

The following table presents the inputs to the Monte-Carlo model used to estimate the fair values of the phantom shares as of year-end, when the cash-settled programs are re-valued:

Valuation date:	December 31, 2021			December 31, 2020
Program:	2020 Program	2019 Program	2018 Program	2020 Program	2019 Program	2018 Program
Fair value at valuation date (DKK 000)	40	48	12	406	293	160
Dividend yield (%)	—	—	—	—	—	—
Expected volatility (%)	77.4%	101.1%	101.1%	47.1%	47.3%	54.3%
Risk-free interest rate (%)	(0.48%)	(0.60%)	(0.60%)	(0.59%)	(0.61%)	(0.61%)
Expected life of awards (years)	3.08	2.08	1.08	4.08	3.08	2.08
Weighted average share price (DKK)	17.16	17.16	17.16	67.10	67.10	67.10

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

In August 2019, Restricted Share Units (2019 RSUs) were granted to members of the Board of Directors. During 2021 and 2020 certain board members exercised their RSUs. As these RSUs were not cash-settled, the corresponding liability of DKK 35 thousand and DKK 156 thousand, respectively, was reversed into equity and treated as equity-settled. The remaining 1,927 RSUs expired in March 2021 resulting a positive impact on the Statement of Profit or Loss of DKK 38 thousands.

In March 2020, the 2020 RSU program was announced, granting the Board of Directors an aggregate of 15,177 RSUs under similar terms and conditions as the 2019 RSUs. The RSUs fully vests on the date of the general meeting in the following year.

In September 2020, a new RSU incentive program was announced (2020-2 RSU program), which comprised 22,993 RSUs in total, including an on-boarding grant to a new board member in accordance with the

Group’s remuneration policy.  The 2020-2 RSU program runs in parallel with the 2020 RSU program and board members can only exercise RSUs under one of the programs.

In December 2020, 4,351 RSUs (2020-3 RSU program) were granted to the Chairman of the Board as part of a consultancy agreement (see Note 4.6).

In May 2021, the 2021 RSU program was announced, granting the Board of Directors an aggregate of 30,450 RSUs under similar terms and conditions as the 2020-1 RSUs.

The fair value of all RSUs was calculated using a Black-Scholes valuation model with the inputs shown in the following table. As the RSUs may be settled in cash, we have re-valued them as of year-end with updated inputs and recognized a cumulative share-based compensation expense in the amount of DKK (0.7) million (2020: 0.8 million; 2019: 0.1) and a corresponding short-term liability as of December 31, 2020. The Exercise Period for all 2020 RSUs is one year following full vesting and for valuation purposes we have assumed exercise three months upon full vesting.

As of December 31, 2021,  1,927 RSUs were expired, and 1,927 RSUs were eligible for exercise.

The following table presents the inputs to the Black-Scholes model used to estimate the fair value of the 2020 RSUs at year-end, as they are classified as cash-settled:

Program	December 31, 2021 2021 RSUs	December 31, 2020 2020 RSUs
Fair value at valuation date (DKK 000)	16	1,913
Dividend yield (%)	—	—
Expected volatility (%)	146.9%	45.9%
Risk-free interest rate (%)	(0.63%)	(0.57%)
Expected life of awards (years)	0,75	0.50
Weighted average share price (DKK)	17.16	67.10

d)  Sign-on bonus shares to former CEO

As part of the former CEO service agreement, Kim Stratton was granted 58,000 ordinary shares, which would vest if the Company’s share price increased to DKK 125 per share within three years from the date of employment.  The total award consisted of (i) 6,000 shares provided that our share price increased to DKK 75 per share, (ii) 12,000 shares provided that our share price increased to DKK 100 per share, and (iii) 40,000 shares provided that our share price increased to DKK 125 per share.  The target prices were achieved and the 58,000 ordinary shares were issued to Ms. Stratton in February 2021 (see Note 4.8).

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

e) Sign-on bonus shares to new CEO

As part of the new CEO service agreement, Christophe Bourdon was granted 34,941 RSUs in connection with the on-boarding, which will have a total vesting period of three years (beginning on January 1, 2021) and with one third of the granted RSUs vesting on each January 1 in the following three financial years. Vesting is not conditional upon achieving any financial or non-financial targets. However, in case of termination of employment and designation as a Good Leaver, the right to receive vested RSUs will be prorated and calculated through the date of release of the Participant’s work obligations. The vested RSUs can only be exercised after the expiration of the total vesting period. However, the delivery period may be extended to the next open trading window in certain circumstances. The RSUs were valued at grant date, April 2021, using a Black Scholes option valuation model similar to the original 2021 LTIP. The valuation of the award at grant date was DKK 2.0 million. The share-based compensation expense was classified as administrative and with recognition from January 2021.

In October 2021, the grant of onboarding RSUs to was modified similar to the other long-term incentive programs for 2021. The terms of the modified grant are unchanged except for the immediate vesting upon grant and number of RSUs calculated based on a share price equal to DKK 31.94 per share, corresponding to the volume weighted average share price of the Company’s shares as quoted on Nasdaq Copenhagen during the ten (10) trading days from September 1, 2021. The exercise of the RSUs to be granted under the modified LTIP is conditional upon the participant not exercising the RSUs granted in April 2021, which will subsequently lapse and no longer be exercisable, and are therefore considered replacement equity instruments for the cancelled equity instruments. The fair value of the originally granted RSUs at the date of the modification was determined to be DKK 24.72. The incremental fair value, calculated as the number of modified awards granted multiplied with the modified unit fair value less the fair value of the original LTIP granted remeasured at the modification date. The remaining expenses related to the original LTIP grant were similar recognised at the modification date. The incremental fair value of the modified award was DKK 0.9 million. The share-based compensation expense was classified as administrative recognised in October 2021.

f) Bonus shares issued to KLSDC and UCL in connection with the license agreement

Please see Note 3.1.

Summary of share-based compensation

The following amounts were recognized as share-based compensation for the years ended December 31

DKK 000	2021	2020	2019
Share-based compensation included in R&D	3,879	7,260	635
Share-based compensation included in G&A	12,140	20,845	1,914
Total share-based compensation expense recognized	16,019	28,105	2,549

2.7	FINANCIAL INCOME AND FINANCIAL EXPENSES

§ ACCOUNTING POLICIES

Financial income and expenses include interest income and expense, gains and losses due to changes in foreign exchange rates, interest expense related to the right-of-use assets, interest expense related to the Loan Agreement and other immaterial miscellaneous items.

The following table presents the various items of financial income and expense recognized for the years end December 31:

DKK 000	2021	2020	2019
Interest income on cash balances	37	45	316
Foreign currency exchange gains	11,849	1,649	—
Gain on embedded call option (Note 3.7)	546	750	—
Total financial income	12,432	2,444	316

Interest expense on Loan Agreement (Note 3.7)	7,350	9,921	3,239
Write-off of transaction costs for Loan Agreement tranche 2 (Note 3.7)	—	—	1,678
Loss on embedded call option (Note 3.7)	—	—	354
Interest expense on lease liabilities (Note 3.2)	624	567	351
Gain on lease modification (Note 3.2)	(365)	—	216
Interest expense on cash balances	1,484	3,626	1,213
Foreign currency exchange loss	1,369	14,805	229
Bank fees and other charges	147	152	79
Total financial expenses	10,609	29,071	7,359

2.8	INCOME TAXES

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

As of December 31, 2021, 2020 and 2019, there were no tax audits in process nor has management been notified of any pending tax audit.

Judgement regarding the recognition of the deferred tax assets related to taxable losses to be carried forward

Orphazyme is subject to income taxes in Denmark, Switzerland and the U.S.A. The Group recognizes deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. Significant judgment is required to determine the amount of deferred tax assets that may be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. This judgment is made periodically after considering current facts and circumstances, budgets and business plans as well as the risks and uncertainty associated with the Group’s ability to successfully commercialize and defend its intellectual property. After consideration of these factors, Management has concluded that as regulatory approval has not yet been obtained as of December 31, 2021, the deferred income tax assets related to taxable losses carried forward in Denmark do not meet the criteria for being recognized as assets in the Statement of Financial Position.

The Company’s tax losses can be carried forward infinitely subject to the general rules on limited deductibility due to ownership changes. In Denmark, the Company’s ability to use tax loss carry forwards in any one year is limited to 100% of the first DKK 8.4 million of taxable income plus 60% of taxable income above DKK 8.8 million.

For the years ended December 31, 2021, 2020 and 2019, the Company has unrecognized net tax loss carry-forwards in the Danish entity in the amount of DKK 1,454 million, DKK 877 million, and DKK 425 million, respectively.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation or uncertainty and establishes provisions, where appropriate. To date, there have not been any provisions established for uncertain tax positions.

The following table presents the total income tax benefit for the years ended December 31:

DKK 000	2021	2020	2019
Current tax benefit on net loss	144,379	136,845	75,459
Adjustments prior years	(385)	(1,065)	—
Tax credit research and development expenses	5,500	5,500	5,500
Change in unrecognized deferred tax before tax credit	(155,700)	(142,115)	(74,961)
Permanent differences	11,147	2,750	(498)
Total income tax benefit for the year	4,941	1,915	5,500

The following table presents the reconciliation of the effective tax rate to the statutory corporate income tax rate in Denmark.

DKK 000	2021	2020	2019
Net loss before tax	(631,480)	(635,161)	(342,997)
Corporate income tax rate in Denmark	22%	22%	22%
Computed income tax benefit	138,926	139,735	75,459

Tax effect of:
Adjustments prior years	(385)	(1,065)	—
Other non-deductible expenses, including US listing-related costs and share-based compensation	11,147	2,750	(498)
Effect of different tax rate	892	(673)	—
Deferred tax asset not recognized after tax credit	(145,639)	(138,832)	(69,461)

Total income tax benefit for the year	4,941	1,915	5,500

The following table presents the carrying amount of deferred tax in the Statement of Financial Position:

DKK 000	2021	2020	2019
Tax deductible losses	319,811	192,837	93,484
Deferred tax on intangible assets	132,310	112,192	74,050
Other temporary differences	6,069	8,174	758
	458,190	313,203	168,292
Deferred tax asset not recognized	458,190	311,138	168,292
Carrying amount included in the Statement of Financial Position	—	2,065	—

SECTION 3	Assets and liabilities
3.1	INTANGIBLE ASSETS

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

Assets with finite useful lifetime are assessed for impairment indicators. Each year, the assets are reviewed in order to assess whether there are indications of impairment. If such indications exist, the recoverable amount, determined as the higher amount of the fair value of the asset adjusted for expected costs to sell and the value in use of the asset, is calculated. The impairment expense on intangible assets with finite lives is recognized in the Statement of Profit or Loss in the expense category that is consistent with the function of the intangible assets.

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

Estimate related to recoverable amounts

Through the assessment of impairment indicators and impairment tests, Management identifies the recoverable amount. This is determined based on a value in use calculation, using cash flow and projections for subsequent years, equivalent to the expected useful life of the intangible asset.

With reference to note 1.6, significant events have occurred after the reporting period, which is relevant in the understanding of this item. The events disclosed in note 1.6 have not been considered in the current reporting period.

CytRx Asset Purchase Agreement

In May 2011, Orphazyme entered into an Asset Purchase Agreement with the US biopharmaceutical company CytRx. Pursuant to this agreement, CytRx sold and transferred certain preclinical and clinical data, patents and other intellectual property rights, and other assets, including contractual rights and obligations relating to a portfolio of chemical compounds, including arimoclomol, to Orphazyme. Under the terms of the Asset Purchase Agreement, Orphazyme agreed to make future payments to CytRx that were contingent upon the achievement of specified clinical, regulatory, and sales milestones. These payments are further disclosed in Note 3.9.

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

Remaining life for this intangible asset is not possible to determine until approval of the underlying asset has been received from regulatory authorities.

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

The license is being amortized over the duration of the license agreement, which has been estimated to be approximately 14 years. Amortization expense for the years ended December 31, 2020, 2019 amounts to DKK 0.7 million each year and is recognized within research and development expenses.

In March 2021, it was announced, that the phase 2/3 trial evaluating arimoclomol for the treatment of inclusion body myositis (IBM), a progressively debilitating muscle-wasting disease, did not meet its primary and secondary endpoints. As a result, Orphazyme has recognized an impairment loss of DKK 7.6 million corresponding to the remaining carrying amount of the license agreement. The impairment loss was recognized under research and development expenses.

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

In May 2021, it was announced, the ORARIALS-01 pivotal trial of arimoclomol in amyotrophic lateral sclerosis (ALS) did not meet its primary and secondary endpoints to show benefit in people living with ALS. As a result, Orphazyme has recognized an impairment loss of DKK 0.5 million corresponding to the remaining carrying amount of the license agreement. The impairment loss was recognized under research and development activities.

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

The following table presents the cost and respective amortization of software and licenses held by Orphazyme.  The foreign currency effect is immaterial:

DKK 000	Software	Licenses	Total
Cost at December 31, 2019	—	12,083	12,083
Additions	2,736	—	2,736
Cost at December 31, 2020	2,736	12,083	14,819
Additions	902		902
Cost at December 31, 2021	3,638	12,083	15,721

Accumulated amortization at December 31, 2019	—	1,544	1,544
Amortization expense	109	712	821
Accumulated amortization at December 31, 2020	109	2,256	2,365
Amortization expense	322	119	441
Impairment expense	2,658	8,105	10,763
Accumulated amortization at December 31, 2021	3,089	10,480	13,569

Net carrying value at
December 31, 2020	2,627	9,827	12,454
December 31, 2021	549	1,603	2,152

3.2	LEASES

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

With reference to note 1.6, significant events have occurred after the reporting period, which is relevant in the understanding of this item. The events disclosed in note 1.6 have not been considered in the current reporting period.

The Group has lease contracts for its headquarters in Copenhagen, for its office in Chicago and for machinery used in its operations. The lease terms range from three to five years. During 2020, the lease contract in Copenhagen was modified to include additional space, which was accounted for as a separate lease addition. Furthermore, in June 2020 the Company entered a new lease contract for its US office premises in Chicago that expires September 2025. Following the Sale of Assets to KemPharm, Orphazyme has, as of June 22, 2022, terminated its lease agreement with its premises in Chicago.

During 2021, the lease contract in Copenhagen was modified to downscale the space, a significant change in the lease terms. The modification was accounted for as a change in the scope of the existing lease and therefore the initial lease was remeasured on the effective date of the modification at the weighted average incremental borrowing rate of 8.6%. The effect on the right-of-use assets, lease liabilities and the Statement of Profit or Loss is disclosed in the tables below. Furthermore during 2021 Orphazyme has impaired leased laboratory equipment in the amount of DKK 3.2 million. This amount is recognized under research and development activities.

The following table presents the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office	Operating
DKK 000	buildings	equipment	Total
At December 31, 2019	10,095	3,808	13,903
Additions	3,963	—	3,963
Depreciation expense	(2,606)	(401)	(3,007)
Modifications	0	—	0
At December 31, 2020	11,452	3,407	14,859
Additions	—	—	—
Disposals	(1,177)	—	(1,177)
Depreciation expense	(2,824)	(167)	(2,991)
Impairment expense	—	(3,239)	(3,239)
Modifications	(2,166)	—	(2,166)
Exchange rate adjustments	149	(1)	148
At December 31, 2021	5,434	—	5,434

The following table presents the carrying amounts of lease liabilities and the movements during the period:

DKK 000	2021	2020
At January 1	13,534	12,689
Additions	—	3,963
Accretion of interest	624	567
Disposals	(1,212)
Payments	(4,127)	(3,678)
Exchange rate adjustments	180	(7)
Modifications	(2,496)	—
At December 31	6,503	13,534
Current	2,578	3,657
Non-current	3,925	9,877

The maturity analysis of lease liabilities is disclosed in Note 3.7.

The following amounts are recognized in the Statement of Profit or Loss:

DKK 000	2021	2020	2019
Depreciation and impairment expense of right-of-use assets (R&D)	5,386	2,441	1,847
Depreciation and impairment expense of right-of-use assets (G&A)	844	566	211
Interest expense on lease liabilities	624	567	351
Gain on lease modification and disposals	(365)	—	216
Total amount recognized in the Statement of Profit or Loss	6,489	3,574	2,625

3.3	PROPERTY, PLANT, AND EQUIPMENT

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

With reference to note 1.6, significant events have occurred after the reporting period, which is relevant in the understanding of this item. The events disclosed in note 1.6 have not been considered in the current reporting period.

Gross carrying amount of any fully depreciated property, plant and equipment that is still in use is DKK 3.7 million.

The following table presents the Company’s Property, plant and equipment as of the years presented:

	Furniture
	and	Leasehold
DKK 000	equipment	improvements	Total
Cost at December 31, 2019	5,532	2,066	7,598
Additions	1,840	525	2,365
Disposals	—	—	—
Cost at December 31, 2020	7,372	2,591	9,963
Additions	48	44	92
Disposals	(597)	—	(597)
Cost at December 31, 2021	6,823	2,635	9,458

Accumulated depreciation at December 31, 2019	3,613	300	3,913
Depreciation expense	1,004	367	1,371
Exchange rate adjustments	(8)	0	(8)
Accumulated depreciation at December 31, 2020	4,609	667	5,276
Depreciation expense	1,156	429	1,585
Depreciation reversed on disposals during the year	(389)	0	(389)
Exchange rate adjustments	1	0	1
Accumulated depreciation at December 31, 2021	5,377	1,096	6,473

Net carrying value at
December 31, 2020	2,763	1,924	4,687
December 31, 2021	1,446	1,539	2,985

There has been no impairment of property, plant and equipment for the years ended December 31, 2021 and 2020. Depreciation expense is included within operating loss as follows:

DKK 000	2021	2020	2019
Research and development expenses	1,301	887	544
General and administrative expenses	285	484	489
Total depreciation expense	1,585	1,371	1,033

3.4	PREPAYMENTS, DEPOSITS, AND OTHER RECEIVABLES

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

Estimate of prepayments related to clinical trial development costs

As explained in Note 2.2, Orphazyme incurs substantial costs associated with clinical trials related to its development programs and there is a high degree of estimation involved in accounting for clinical trial development costs. In particular, certain CROs and vendors are paid upfront in connection with clinical activities and Management is required to estimate the timing of the prepayment release to expense. This expense for the year is estimated by using an expense model, as described in Note 2.2.

With reference to note 1.6, significant events have occurred after the reporting period, which is relevant in the understanding of this item. The events disclosed in note 1.6 have not been considered in the current reporting period.

The following items comprised non-current prepayments and deposits as of December 31:

DKK 000	2021	2020
Deposits with vendors	215	500
Prepayments to vendors	749	280
Leasehold deposit	—	1,234
Total non-current prepayments and deposits	964	2,014

Non-current prepayments and deposits mainly includes a deposit with a CRO for advance payment of pass-through costs in connection with a clinical trial, prepaid insurance, and the lease deposit on our headquarters in Copenhagen.

Current prepayments and other receivables are specified below:

DKK 000	2021	2020
Prepayments to vendors	12,872	38,281
Grant income receivable	0	81
VAT receivable, net	2,903	10,333
Foreign VAT receivable	1,627	1,304
Other current receivables	2,790	1,236
Total current prepayments and other receivables	20,192	51,235

Current prepayments to vendors include prepayments made to CROs for clinical trial costs of DKK 2.4 million (2020: DKK 5.2 million).

3.5	TRADE RECEIVABLES

§ ACCOUNTING POLICIES

Trade receivables are recognized and derecognized on a settlement date basis. They are measured at nominal value less expected credit losses based on historical experience. Orphazyme applies the simplified approach for determining expected credit losses.

At December 31, 2021 trade receivables in the amount of DKK 29.3 million are recognized in the balance sheet at the total invoiced amount less any expected credit losses. Due to the nature of the revenue transactions, expected credit losses are very limited.

There are no overdue receivables and the write-down for expected credit losses is not material.

3.6	PRE-LAUNCH INVENTORY

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

With reference to note 1.6, significant events have occurred after the reporting period, which is relevant in the understanding of this item. The events disclosed in note 1.6 have not been considered in the current reporting period.

Pre-launch inventory intended for commercial sale

As of December 31, 2021 and 2020, the Company did not have pre-launch inventory that qualified for capitalization. As of December 31, 2021, the Company had pre-launch inventory of approximately DKK 92.6m (2020: DKK 12.4m) intended for commercial sale following regulatory approval of arimoclomol for the treatment of Niemann-Pick Disease Type C (NPC). This amount is fully provided for and recognized under research and development expenses in the statement of profit or loss and other comprehensive loss along with the production costs for drug substance and drug products used in clinical trials and early access programs that are not eligible for reversal at a later time. As the nATU sale in France is not commercial sale, cost for the related inventory has not been recognized on inventory.

3.7	FINANCIAL ASSETS AND LIABILITIES

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

Financial asset impairment

The Group assesses at the end of each reporting period whether there has been objective evidence that a financial asset may be impaired. Impairment losses are recognized if there is objective evidence of impairment and the evidence indicates that estimated future cash flows will be negatively impacted. The Group did not assess an impairment of a financial asset for either of the years ended December 31, 2021 or 2020.

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

Other liabilities

Other payables are measured at amortized cost. The amount payable to employees for the Phantom Shares Program (Note 2.6) is classified as non-current and is measured at fair value, at Level 2 in the fair value hierarchy.

Discount and rebate liabilities

Discount and rebate liabilities is classified as both current and non-current liabilities based on an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation and is measured at management’s best estimate of the expenses required to settle the obligation.

Estimate of accruals related to clinical trial development costs

As explained in Note 2.2, Orphazyme incurs substantial costs associated with clinical trials related to its development programs and there is a high degree of estimation involved in accounting for clinical trial development costs. As described in Note 2.2, Management uses an expense model to estimate the timing of expenses recognition in each period and related accruals at the end of the year.

With reference to note 1.6, significant events have occurred after the reporting period, which is relevant in the understanding of this item. The events disclosed in note 1.6 have not been considered in the current reporting period.

The Group’s financial assets include mainly cash (Note 3.8). The Group has no derivative financial assets nor has there been a change in classification of a financial asset after initial recognition and measurements as discussed herein. Financial assets are not acquired for trading or speculative purposes, nor has the Group placed any assets as security for loans at either December 31, 2021 or 2020.

The Group’s financial liabilities comprise the following as of the years ended December 31:

DKK 000	2021	2020
Borrowings	33,465	57,180
Lease liabilities (Note 3.2)	6,503	13,534
Trade payables	41,780	29,937
Accruals	15,743	42,198
Total liabilities measured at amortized cost	97,491	142,849

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

Call option on Facilitation Fee	Dec 2021	Dec 2020
Fair value of call option	326	838
Dividend yield (%)	—	—
Expected volatility (%)	147%	54%
Risk-free interest rate (%)	(0.63)%	(0.61)%
Expected life (years)	1.2	2.2
Share price (DKK)	17.2	67.1

The change in fair value of the call option is recognized as a finance income or expense in the statement of profit or loss. For the year ended December 31, 2021, the Company recognized a gain of DKK 0.5 million (2020: DKK 0.8 million).

The structured debt facility included a potential second tranche available to Orphazyme, however as of December 31, 2019 conditions allowing for the drawdown of the second tranche were not met and it expired unused. In connection with the drawdown of Tranche 1, Orphazyme incurred transaction costs in the amount of €0.5 million (DKK 3.4 million). As the transaction costs secured a potential financing of two tranches, half of the transaction costs, or €0.2 million (DKK 1.7 million) are being amortized with the first tranche and upon expiration of the second tranche, the other half of the transaction costs were written off as finance expense in the statement of profit or loss (Note 2.7).

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

	Less	Between	Between	Total
	than	1 and 2	2 and 5	contractual	Carrying
DKK 000	12 months	years	years	cash flows	amount
Non-derivatives
Trade payables and accruals	57,524	—	—	57,524	57,524
Borrowings	30,031	4,510	—	34,541	33,465
Lease liabilities	2,973	2,145	2,101	7,219	6,503
Total non-derivatives	90,528	6,655	2,101	99,284	97,492
Derivatives (Borrowings)	326	—	—	326	326
Total derivatives	326	—	—	326	326

Total changes in liabilities arising from financing activities are comprised as follows:

			Non-cash changes
DKK 000	December 31, 2020	Cash flows	Disposals	Adjustments and modifications	Accumulated interest	Exchange rate adjustments	December 31, 2021
Borrowings	57,179	(30,904)	—	—	7,350	(160)	33,465
Lease liabilities	13,534	(4,127)	(1,212)	(2,496)	624	180	6,503
Total liabilities from financing activities	70,713	(35,031)	(1,212)	(2,496)	7,974	20	39,968

			Non-cash changes
DKK 000	December 31, 2019	Cash flows	Additions	Adjustments and modifications	Accumulated interest	Exchange rate adjustments	December 31, 2020
Borrowings	62,824	(16,349)	—	750	9,921	33	57,179
Lease liabilities	12,689	(3,678)	3,963	—	567	(7)	13,534
Total liabilities from financing activities	75,513	(20,027)	3,963	750	10,488	26	70,713

Liabilities from accrued discount and rebates are calculated based on specific terms in the individual agreements. Please refer to note 2.1 further information on the accrued discount and rebates and managements estimates and judgements.

The clawback liability comprise both a current and non-current portion. Current clawback liability of DKK 7.9 million is settled annually, as a rebate, in accordance with nATU program. Non-current clawback liability of DKK 28.2 million will expected to be settled as the final price has been negotiated. As mentioned in note 2.1, the limited available relevant market information for directly comparable commercialized drugs within rare deceases increases the uncertainty in managements estimate of the clawback liability.

As mentioned in note 1.6 and 3.7, the clawback liability has been transferred to KemPharm at the carrying amount subsequently to the balance sheet date and on the basis of the amounts estimated by management. Thus, while the liability has been transferred after the balance sheet date to KemPharm, this is considered a non-adjusting event and has not impacted current vs. non-current presentation.

Total changes in liabilities arising from accrued discounts and rebates are comprised as follows:

DKK 000	December 31, 2020	Cash flows	Accruals	December 31, 2021
Discount and rebate liabilities	—	—	36,193	36,193
Total liabilities from accrued discount and rebates	—	—	36,193	36,193

Total current other liabilities are comprised of the following as of the years ended December 31:

DKK 000	2021	2020
Remuneration to the Board of Directors	293	2,840
Payroll and employee-related costs	29,230	50,487
Total current other liabilities	29,523	53,327

In addition, the Group has the following total other non-current liabilities as of the years ended December 31:

DKK 000	2021	2020
Accrual for milestone payment to vendor	—	1,179
Phantom shares liability to employees	98	455
Total non-current other liabilities	98	1,634

3.8	CASH

§ ACCOUNTING POLICIES

Cash includes cash on hand and in banks. Please see Financial Risks discussed in Note 4.4.

The Group’s cash balance denominated in foreign currencies were as follows as of the years ended December 31:

DKK 000	2021	2020
DKK	53,291	483,862
USD	43,340	241,353
EUR	4,070	644
CHF	662	18
GBP	892	1,052
Total cash	102,255	726,929

3.9	COMMITMENTS AND CONTINGENCIES

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

On July 9, 2021, a putative class action lawsuit was filed against the company and certain of its current and former directors and officers in the United States District Court for the Northern District of Illinois. This lawsuit alleges that certain representations about arimoclomol in the Company’s U.S. IPO offering documents and in subsequent public statements were false and misleading, in violations of U.S. securities. Management does not believe these claims have any merit and believe that the outcome will not materially affect the Company's financial position.

With reference to note 1.6, significant events have occurred after the reporting period, with substantially all assets and business activities sold to KemPharm, Inc. The transaction included Orphazyme assets, including those relating to the development and approval of arimoclomol and the full claw back liability related to the French early access program. As a result, such commitments and contingencies related to the French early access program have been transferred to KemPharm Inc.

SECTION 4Other disclosures

4.1	CAPITAL MANAGEMENT

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Group. The primary objective of the Group’s capital management is to maximize shareholder value while limiting the financial risk. The Board of Directors’ policy is to maintain needed capital base in order to maintain investor, creditor and market confidence.

As of December 31, 2021, the Group held cash totaling DKK 102.3 million (2020: DKK 726.9 million). With reference to note 1.6 management therefore considers it appropriate to prepare these financial statements on a going concern basis.

As of December 31, 2021 the Group has lost more than 50% of it subscribed share capital. On the ordinary general meeting of shareholders on June 29, 2022, the Board of Directors will give an account of the Group’s financial position.

4.2	EQUITY

The following table summarizes the Company’s share activity:

Ordinary
shares
December 31, 2018	19,939,564

Issuance of bonus shares as part of license agreement (note 3.1)	26,060
Issuance of Matching Shares (Note 2.6)	19,175
December 31, 2019	19,984,799

Issuance of bonus shares as part of license agreement (note 3.1)	20,650
Issuance of Matching Shares (Note 2.6)	31,250
Issuance of shares due to exercise of restricted share-units	11,921
Issuance of shares related to directed issue and private placement, February 2020	7,032,937
Issuance of shares related to US listing, September 2020	7,616,146
December 31, 2020	34,697,703
Capital increase, issuance of Matching Shares, net of costs	170,131
Capital increase, Bonus Shares	22,553
Capital increase, issuance of sign-on bonus shares to former CEO	58,000
Capital increase, exercise of RSUs	3,854
December 31, 2021	34,952,241

The Company has never declared or paid any cash dividends on its ordinary shares and does not anticipate doing so in the foreseeable future. The Company intends to use all available financial resources as well as revenue, if any, for purposes of the Company’s current and future business.

In March 2019, the Company issued 19,175 Matching Shares to participants in the 2017 LTIP (see Note 2.6)

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

In July 2020, the Company issued 31,250 Matching Shares to participants in the 2019 LTIP (see Note 2.6)

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

In January 2021, the Company issued 22,553 (2020: 20,650 and 2019: 26,060) bonus shares to KLSDC and UCL under the terms of the license agreement discussed in Note 3.1.

In March 2021, the Company issued 3,854 new shares to board members following the exercise of fully vested RSUs under the 2020 RSU program (see Note 2.6).

In January 2021, the Company issued 170,131 Matching Shares to participants in the 2020 LTIP (see Note 2.6)

In February 2021, the Company issued 58,000 new shares to former CEO, Kim Stratton following the service agreement (see Note 2.6)

As a result of the above transactions, the total nominal share capital of the Company as of December 31, 2021 was DKK 34,952,241, divided into 34,952,241 ordinary shares each with a nominal value of DKK 1.

Pursuant to Section 3 of the Company’s articles of association, the Board of Directors was at December 31, 2021 authorized to increase the Company’s share capital by:

•	Issue of new shares at market price without pre-emption rights by up to a nominal amount of DKK 6,989,767 in the period until 25 March 2026 (Article 3.1 of the Articles of Association)
•

Issue of new shares against cash payment at a subscription price, which may be below the market price, to members of the Board of Directors, executives and/or employees of the Company without pre-emption rights by up to a nominal amount of DKK 1,300,000 in the period until 2 November 2022 (Article 3.2 of the Articles of Association). The authorization in article 3.2 has been partly exercised following which a nominal value of DKK 294,331 of the authorization has been issued.

•

Directed issues of bonus shares, and/or directed issues of new shares effected by cash payment, to Kansas Life Sciences Development Inc. and UCL Business PLC (or entities designated by them), respectively, without pre-emption rights by up to a nominal amount of DKK 15,750,000 in the period until 2 November 2022 (Article 3.3 of the Articles of Association). The capital increase shall take place at par value (i.e. below market price). The value of such new shares to be issued can in any case not exceed a maximum of USD 2.5 million with a fixed exchange rate of DKK 6.30 per 1 USD based on the average closing price of the Company’s shares on Nasdaq Copenhagen A/S for the 30 days immediately prior to the date of issuance. The authorization in article 3.3 has been partly exercised following which a nominal value of DKK 80,643 of the authorization has been issued.

•

Issue of new shares at a subscription price which may be below the market price with pre-emption rights by up to a nominal amount of DKK 25,000,000 in the period until 25 January 2025 (Article 3.4 of the Articles of Association).

•

Issue of new shares against cash payment at a subscription price, which may be below the market price to members of the Board of Directors, executives and/or employees of the Company without pre-emption rights by up to a nominal amount of DKK 1,300,000 in the period until 25 March 2026. The new shares shall be issued (Article 3.5 of the Articles of Association).

The authorisations granted to the Board of Directors at December 31, 2021 pursuant to Articles 3.2 and

3.5 of the Articles of Association could in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 2,000,000.

4.3	LOSS PER SHARE

Basic loss per share for the year is calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year. The diluted loss per share is calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of outstanding share-based awards. As a result of the Group incurring losses for each of the years ended December 31, 2021, 2020 and 2019, the potential shares issuable related to outstanding share-based awards have been excluded from the calculation of diluted per share amounts, as the effect of such shares is anti-dilutive.

Basic and diluted loss per share for the years presented have been adjusted retrospectively to include the 2019 Bonus Shares, the 2020 Bonus Shares and the 2021 Bonus Shares discussed in Note 3.1 in the number of weighted average shares outstanding for the years ended December 31, 2021, 2020 and 2019. This results in the comparative figures for 2020 and 2019 being updated accordingly.

The following reflects the net loss attributable to shareholders and share data used in the basic and diluted earnings/(loss) per share computations for the years ended December 31:

	2021	2020	2019
Net loss for the year (DKK 000)	(626,539)	(633,246)	(337,497)
Weighted-average shares outstanding	34,924,702	28,366,469	20,024,692
Loss per share	(17.94)	(22.32)	(16.85)

4.4	FINANCIAL RISKS

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

Liquidity Risk

At December 31, 2021, the Group’s liquidity risk was assessed to be high. Management continuously assesses the Group’s capital structure in order to evaluate whether its liquidity reserves allow it to achieve its business objectives. At December 31, 2021, the available liquidity reserves, including funded capital in subsequent period, were assessed to be sufficient for the Group to meet its planned operating activities, including decreased levels of research and development activities, in the normal course of business for at least the next twelve months.

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

The Group has prepared a sensitivity analysis in order to assess the potential impact on the Group’s net loss for possible fluctuations in the EUR and USD exchange rates against the DKK and the impact for the possible fluctuations in the interest rate on bank deposits in Denmark and in the USA. The methods and assumptions used are consistent with prior year and consider increases and decreases in the Group’s three main currencies, as well as reasonable fluctuations in the interest rate on its bank deposits. Based on these analyses, if interest rates on our cash deposits would have fluctuated by +/- 1%, the impact on the Group’s net loss for the year ended December 31, 2021 would have been approximately DKK 14 thousand (2020: DKK 36 thousand; 2019: DKK 8 thousand).

The impact of currency fluctuations on the Group’s net loss is shown in the table below:

		Effect	Effect	Effect
	Currency	2021	2020	2019
Currency	fluctuation	TDKK	TDKK	TDKK
EUR	+/- 2%	284	538	503
USD	+/-10%	19,239	22,178	21
CHF	+/-10%	508	611	-
GBP	+/-10%	22	199	461

4.5	REMUNERATION OF BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

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

In March 2021, Orphazyme announced that the Board of Directors appointed Christophe Bourdon as the new Chief Executive Officer, succeeding Interim Chief Executive Officer Anders Fink Vadsholt April 1, 2021.

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

The following table presents remuneration to the Executive Management for the years ended December 31, 2021, 2020 and 2019.

REMUNERATION TO INDIVIDUAL
MEMBERS OF EXECUTIVE MANAGEMENT (DKK 000)	2021	2020	2019
Anders Vadsholt (CFO and interim CEO)
Salary	2,376	2,324	1,803
Bonus	585	2,491	1,250
Share-based compensation	2,164	2,805	406
Other employee benefits	277	983	260
Total	5,402	8,603	3,719
Christophe Bourdon (CEO from April 1, 2021)
Salary	2,925	—	—
Bonus	1,330	—	—
Share-based compensation (1)	4,967	—	—
Other employee benefits	107	—	—
Total	9,329	—	—
Kim Stratton (CEO through December 31, 2020)
Salary	—	11,001	962
Bonus	—	3,500	1,025
Share-based compensation	—	7,359	—
Other employee benefits	—	2,542	215
Total	—	24,402	2,202
Anders Hinsby (former CEO)
Salary	—	—	2,424
Bonus	—	—	1,038
Share-based compensation	—	—	294
Other employee benefits	—	—	270
Total	—	—	4,026
Total remuneration to the Executive Management	14,731	33,005	9,947

(1)	includes two times share based compensation. Both sign-on bonus and LTIP 2021 program, both described in note 2.6

Remuneration paid to members of the Board of Directors is made up of board and committee fees, a travel allowance, ad-hoc fees for additional services provided as described in Note 4.6, and share-based compensation related to the Restricted Share Units (RSUs) as described in Note 2.6. Board remuneration is recognized as general and administrative expenses in the Statement of Profit or Loss. The following table lists Board of Directors remuneration for the years ended December 31:

REMUNERATION TO INDIVIDUAL MEMBERS
OF THE BOARD OF DIRECTORS (DKK 000)
	2021	2020	2019
Georges Gemayel (Chairman of the Board)
Board and committee fees	659	565	470
Ad hoc board fees (1)	1,312	186	—
Travel allowance	30	27	64
Share-based compensation	164	161	28
Total	2,165	939	562
Bo Jesper Hansen (Deputy Chairman of the Board)
Board and committee fees	447	421	395
Ad hoc board fees	—	112	—
Travel allowance	97	34	46
Share-based compensation	68	102	21
Total	612	669	462
Martin Bonde
Board and committee fees	318	276	259
Travel allowance	—	—	—
Share-based compensation	48	73	16
Total	366	349	275
Martijn Kleijwegt
Board and committee fees	161	304	285
Travel allowance	—	35	46
Share-based compensation	25	73	16
Total	186	412	347
Rémi Droller (2)
Board and committee fees	(828)	288	270
Travel allowance	(90)	25	46
Share-based compensation	(89)	73	16
Total	(1,007)	386	332
Sten Verland
Board and committee fees	81	327	309
Travel allowance	—	1	—
Share-based compensation	25	73	16
Total	106	401	325
Anders Hedegaard
Board and committee fees	153	288	270
Travel allowance	—	13	46
Share-based compensation	25	73	16
Total	178	374	332
Catherine Moukheibir
Board and committee fees	353	355	336
Ad hoc boord fees	—	112	—
Travel allowance	—	23	46
Share-based compensation	25	73	16
Total	378	563	398
Carrolee Barlow
Board and committee fees	320	77	—
Travel allowance	—	—	—
Share-based compensation	80	145	—
Total	400	222	—
Stephanie Okey
Board and committee fees	247	—	—
Ad hoc boord fees	107
Share-based compensation	72	—	—
Total	426	—	—
Andrew Mercieca
Board and committee fees	24	—	—
Total	24	—	—
Total remuneration to the Board of Directors	3,834	4,315	3,033
(1)	George Gemayel received ad-hoc fee in connection with a consultancy agreement for support during the interim period until Christophe Bourdon joined as CEO in April 2021
(2)	Rémi Droller resigned effective as of June 30, 2021. At the same time all historical board fee was reversed.

4.6	RELATED PARTIES

Orphazyme A/S, incorporated in Denmark, is the ultimate parent company of the Group, which wholly owns Orphazyme US, Inc and Orphazyme Switzerland GmbH. These three entities are considered related parties. Orphazyme A/S is not ultimately controlled by any of its investors. Major investors owning more than 10% of the Company are considered related parties.

For the years ended December 31, 2021, 2020 and 2019, the following related party transactions were identified:

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

As of December 31, 2021 and 2020, the Company did not have any amounts receivable from related parties and therefore recorded no related impairment. The Company has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the Board of Directors or Executive Management.  For amounts payable to the Board of Directors, please see Note 3.6.

Executive Management and members of the Board of Directors had the following shareholding in Orphazyme A/S for the years ended December 31:

	Number of	Number of	Number of
	shares owned	shares owned	shares owned
	2021	2020	2019
Anders Vadsholt	160,717	143,156	132,595
Christophe Bourdon	—	—	—
Kim Stratton	—	50,600	—
Anders Hinsby (Former CEO)	—	—	209,596

	December 31, 2021			December 31, 2020		December 31, 2019
		Number of	Number of		Number of
MEMBERS OF THE	Number of	Unvested	Unexercised	Number of	Unvested	Number of
BOARD OF DIRECTORS:	shares owned	RSUs 2021	RSUs 2020	shares owned	RSUs 2019	shares owned
Georges Gemayel	100,809	9,222	—	100,809	4,351	97,358
Bo Jesper Hansen	143,234	2,849	—	143,234	2,689	100,545
Martijn Kleijwegt	1,927	—	—	—	1,927	—
Martin Bonde	47,936	2,042	—	47,936	1,927	46,009
Rémi Droller	—	—	—	—	1,927	—
Sten Verland	—	—	—	—	1,927	—
Anders Hedegaard	15,677	—	—	15,677	1,927	13,750
Catherine Moukheibir	9,907	—	—	7,980	1,927	7,980
Carrolee Barlow	—	2,042	—	—	4,391	—

4.7	FEES TO AUDITORS

The following table presents the fees to our independent registered public accounting firm, EY Godkendt Revisionspartnerselskab (“EY”), recognized in general and administrative expenses in the Statement of Profit or Loss for the years ended December 31.  This note was prepared in accordance with the requirements of the Danish Financial Statements Act:

DKK 000	2021	2020	2019
Audit services	2,743	2,416	2,244
Audit-related services	430	803	882
Other assistance	753	3,795	—
Total fees to auditors	3,926	7,014	3,126

Audit services

Audit services consist of fees billed for professional services rendered by EY for the audit of our annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. With reference to the events disclosed in note 1.6 , the fee for audit services have increased compared to 2020.

Audit-Related services

Audit-related services consist of assurance and related services performed by EY that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit services".

Other assistance

In 2020, other assistance consists of services provided by EY for other permitted services, including fees for work performed by EY in connection with the U.S. listing in September 2020

In 2021, other assistance consists of services provided by EY for other permitted services, including fees for work performed by EY in connection with the U.S. At -the-Market offering program in November 2021

Pre-approval policies

The Audit Committee assesses and pre-approves all services provided by the statutory auditors. The pre-approval includes the type of service and a fee budget.